Exhibit (19)

WACHOVIA CORPORATION AND SUBSIDIARIES

Second Quarter 2004
Management’s Discussion and Analysis
Quarterly Financial Supplement
Six Months Ended June 30, 2004

WACHOVIA CORPORATION AND SUBSIDIARIES
QUARTERLY FINANCIAL SUPPLEMENT
SIX MONTHS ENDED JUNE 30, 2004
TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

	Three Months Ended			Six Months Ended
	June 30,			June 30,
			Percent			Percent
			Increase			Increase
(Dollars in millions, except per share data)	2004	2003	(Decrease)	2004	2003	(Decrease)
EARNINGS SUMMARY
Net interest income (GAAP)	$2,838	2,540	12%	$5,699	5,077	12%
Tax-equivalent adjustment	65	63	3	127	127	—

Net interest income (Tax-equivalent)	2,903	2,603	12	5,826	5,204	12
Fee and other income	2,599	2,158	20	5,356	4,224	27

Total revenue (Tax-equivalent)	5,502	4,761	16	11,182	9,428	19
Provision for credit losses	61	195	(69)	105	419	(75)
Other noninterest expense	3,278	2,774	18	6,723	5,475	23
Merger-related and restructuring expenses	102	96	6	201	160	26
Other intangible amortization	107	131	(18)	219	271	(19)

Total noninterest expense	3,487	3,001	16	7,143	5,906	21
Minority interest in income of consolidated subsidiaries	45	16	—	102	25	—

Income before income taxes (Tax-equivalent)	1,909	1,549	23	3,832	3,078	24
Tax-equivalent adjustment	65	63	3	127	127	—
Income taxes	592	454	30	1,202	892	35

Net income	1,252	1,032	21	2,503	2,059	22
Dividends on preferred stock	—	1	—	—	5	—

Net income available to common stockholders	$1,252	1,031	21%	$2,503	2,054	22%

Diluted earnings per common share	$0.95	0.77	23%	$1.89	1.53	24%
Return on average common stockholders’ equity	15.49%	12.78	—	15.43%	12.86	—
Return on average assets	1.22%	1.21	—	1.24%	1.22	—

ASSET QUALITY
Allowance for loan losses as % of loans, net	1.35%	1.54	—	1.35%	1.54	—
Allowance for loan losses as % of nonperforming assets	241	154	—	241	154	—
Allowance for credit losses as % of loans, net	1.43	1.66		1.43	1.66
Net charge-offs as % of average loans, net	0.17	0.43	—	0.15	0.46	—
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	0.55%	1.04	—	0.55%	1.04	—

CAPITAL ADEQUACY
Tier I capital ratio	8.36%	8.33	—	8.36%	8.33	—
Total capital ratio	11.32	11.92	—	11.32	11.92	—
Leverage ratio	6.23%	6.78	—	6.23%	6.78	—

OTHER FINANCIAL DATA
Net interest margin	3.37%	3.81	—	3.46%	3.85	—
Fee and other income as % of total revenue	47.24	45.34	—	47.90	44.81	—
Effective income tax rate	32.19%	30.54	—	32.46%	30.24	—

BALANCE SHEET DATA
Securities	$102,934	73,764	40%	$102,934	73,764	40%
Loans, net	172,917	162,833	6	172,917	162,833	6
Total assets	418,441	364,479	15	418,441	364,479	15
Total deposits	243,380	201,292	21	243,380	201,292	21
Long-term debt	37,022	37,051	—	37,022	37,051	—
Stockholders’ equity	$32,646	32,464	1%	$32,646	32,464	1%

OTHER DATA
Average diluted common shares (In millions)	1,320	1,346	(2)%	1,323	1,346	(2)%
Actual common shares (In millions)	1,309	1,332	(2)	1,309	1,332	(2)
Dividends paid per common share	$0.40	0.29	38	$0.80	0.55	45
Dividend payout ratio on common shares	42.11%	37.66	12	42.33%	35.95	18
Book value per common share	$24.93	24.37	2	$24.93	24.37	2
Common stock price	44.50	39.96	11	44.50	39.96	11
Market capitalization	$58,268	53,228	9	$58,268	53,228	9
Common stock price to book	178%	164	9	178%	164	9
FTE employees	85,042	78,965	8	85,042	78,965	8
Total financial centers/brokerage offices	3,272	3,176	3	3,272	3,176	3
ATMs	4,396	4,479	(2)%	4,396	4,479	(2)%

Management’s Discussion and Analysis

     This discussion contains forward-looking statements. Please refer to our Second Quarter 2004 Form 10-Q for a discussion of various factors that could cause our actual results to differ materially from those expressed in such forward-looking statements.

Summary of Results of Operations

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In millions, except per share data)	2004	2003	2004	2003
Net interest income (GAAP)	$2,838	2,540	5,699	5,077
Tax-equivalent adjustment	65	63	127	127

Net interest income (a)	2,903	2,603	5,826	5,204
Fee and other income	2,599	2,158	5,356	4,224

Total revenue (a)	5,502	4,761	11,182	9,428
Provision for credit losses	61	195	105	419
Other noninterest expense	3,278	2,774	6,723	5,475
Merger-related and restructuring expenses	102	96	201	160
Other intangible amortization	107	131	219	271

Total noninterest expense	3,487	3,001	7,143	5,906
Minority interest in income of consolidated subsidiaries	45	16	102	25
Income taxes	592	454	1,202	892
Tax-equivalent adjustment	65	63	127	127

Net income	1,252	1,032	2,503	2,059
Dividends on preferred stock	—	1	—	5

Net income available to common stockholders	1,252	1,031	2,503	2,054

Diluted earnings per common share	$0.95	0.77	1.89	1.53

(a) Tax-equivalent.

Executive Summary

     Wachovia’s net income available to common stockholders in the first six months of 2004 rose 22 percent and earnings per share rose 24 percent from the first six months of 2003, with continued strong sales and service execution in our core businesses.

     Total revenue rose 19 percent to $11.2 billion, with strong balance sheet growth overcoming margin compression largely related to the addition of lower-yielding assets. Tax-equivalent net interest income grew 12 percent year over year on growth in average earning assets of 24 percent. Fee and other income grew 27 percent year over year, and represented 48 percent of our total revenue, compared with 45 percent in the prior year’s first half. The first six months of 2004 included the impact of the Wachovia Securities retail brokerage transaction, which closed on July 1, 2003.

     Average loans in the first six months of 2004 increased $3.6 billion from the first six months of 2003 to $161.4 billion, primarily reflecting growth in middle-market commercial loans and in consumer real estate-secured loans, dampened by continued lower corporate loan demand. Average core deposits increased 23 percent from the first six months of 2003 to $216.2 billion, including an average $20.0 billion of deposits associated with our FDIC-insured money market sweep product. Average low-cost core deposits increased 32 percent from the first six months a year ago to $175.9 billion, including $15.7 billion from the FDIC-insured sweep product.

     Additionally, the improving credit markets and actions we have taken in previous quarters to mitigate risk led to a 75 percent decline in the provision for credit losses.

Annualized net charge-offs in the six months ended June 30, 2004, remained at a very low 15 basis points of average net loans.

     We also continue to focus on improving efficiency. Our mix of businesses and variable expense structure enables us to manage expenses in line with revenues. Total noninterest expense rose 21 percent from the first six months of 2003, primarily reflecting the retail brokerage transaction and continued investments for the future. Expense growth slowed as expenses were down for the second consecutive quarter this year, largely reflecting lower brokerage commission expense in the first half of this year and continuing expense discipline.

     Our first half 2004 performance underscores the benefits of our balanced business model, which combines the strength and stability of our traditional retail and corporate banking businesses, with faster-growing but less predictable businesses related primarily to retail brokerage and investment banking.

     Our General Bank, which contributed 45 percent of total revenue, set quarterly earnings records in both the first and second quarters of 2004. The General Bank continued to experience outstanding deposit growth, particularly in low-cost core deposits, as well as solid loan growth. General Bank operating leverage improved tremendously, with revenue growth of 5 percent and relatively flat expenses in the comparative period. Credit quality in the General Bank also continued to be strong, resulting in a 35 percent decline in its provision for credit losses.

     The retail brokerage and asset management businesses in Capital Management, which represented 25 percent of our total revenue, experienced year over year growth largely due to the impact of the retail brokerage transaction, although lower trading volumes in the first half of 2004 dampened their results. These businesses are poised to benefit when markets improve.

     Wealth Management’s contribution to revenue increased to 5 percent with record earnings in each quarter of the first six months of 2004 and fee growth exhibited solid momentum. Average loans grew 10 percent and average core deposits grew 11 percent year over year.

     Our Corporate and Investment Bank, which contributed 23 percent of total revenue, gained market share and continued its strong performance in the first six months of 2004, with growth in fixed income products, syndications and equity capital markets originations. Improving credit conditions and lower loan outstandings lessened the use of economic capital.

     In addition, as we manage interest rate risk, we believe a rising rate environment – assuming that it is accompanied by a rebound in business activity in the wake of a more robust economy – would produce many benefits for our business model. Since the beginning of 2004, we have repositioned our balance sheet to be modestly asset sensitive under a broad range of interest rate scenarios. Our balance sheet remains strong, with our tier 1 capital ratio above 8 percent and our leverage ratio above 6 percent.

     In the first six months of 2004, we paid common stockholders total dividends of $1.0 billion, or 80 cents per share, compared with $740 million, or 55 cents per share, in the first six months of 2003. This represented dividend per share growth of 45 percent, and a dividend payout ratio on earnings excluding merger-related and restructuring expenses and other intangible amortization of 38.65 percent in the first six months of 2004 and 31.79 percent in the first six months of 2003.

Outlook

     As we look into the future, the combination of revenue growth and efficiency initiatives we are developing, fueled by the momentum we are creating in our major businesses in an improving economy, gives us confidence that Wachovia will be one of the leading growth companies in our industry.

     We continue to make excellent progress in meeting our corporate objectives of quality earnings growth, increased distribution of products and services, hallmark customer service, disciplined expense control and a strong balance sheet. Our expectations for the full year 2004 (excluding the impact of our proposed merger with SouthTrust, which is discussed below) are fundamentally the same as we announced previously, although we have revised our expectations for net charge-offs to reflect the current favorable point in the credit cycle. We expect the benefits from improved credit quality to be offset by weaker-than-expected brokerage and principal investing results. The following outlook is for the full year 2004 and reflects the full-year effect of the combined retail brokerage operation compared with a six-month effect included in 2003 results:

•	Total revenue growth in the low double-digit percentage range;

•	Net interest income growth in the mid single-digit percentage range;

•	A lower net interest margin, primarily due to the effect of certain items amounting to 30 basis points, discussed further below;

•	Fee income growth in the mid- to upper teens percentage range;

•	Noninterest expense growth (excluding merger-related and restructuring expenses) in the high single-digit percentage range and marginally lower than revenue growth;

•	Loan growth in the mid single-digit percentage range from the fourth quarter of 2003, excluding the impact of securitization activity;

•	Net charge-offs in the 15 basis point to 25 basis point range with provision expense also expected to be in this range;

•	An effective tax rate of approximately 35 percent on a tax-equivalent basis;

•	A leverage ratio above 6 percent;

•	A dividend payout ratio of 40 percent to 50 percent of earnings excluding merger-related and restructuring expenses and other intangible amortization; and

•	Use of excess capital to opportunistically repurchase shares, reinvest in our businesses, and to undertake financially attractive, shareholder friendly small acquisitions.

     As referenced above, we expect our net interest margin to decline in 2004 reflecting anticipated growth in our FDIC-insured money market sweep product (15 basis points), as well as the full-year impact of the July 1, 2003, consolidation of the commercial paper conduits we administer (6 basis points) and the full-year impact of lower spread assets resulting from the combined brokerage operation (9 basis points). We would otherwise expect our margin to be relatively stable.

     While these factors will put pressure on the margin, we also expect to achieve higher net interest income and to improve overall liquidity as a result of the FDIC-insured sweep product.

     In addition, our outlook for fee income growth includes the effect of the retail brokerage transaction. Approximately half of the fee income growth is expected to result from the full year effect of this transaction. We own a 62 percent interest in the retail brokerage business, which is a consolidated subsidiary of Wachovia, and Prudential Financial, Inc., owns the remaining 38 percent interest.

     Noninterest expense growth, excluding merger-related and restructuring expenses, will reflect the retail brokerage transaction as well as our continuing investments for the future. For future growth, we are building new financial centers and upgrading financial center technology and infrastructure; hiring additional small business bankers and wealth relationship managers; making selected investments to enhance our distribution in asset management and insurance; and expanding our investment management capabilities.

     Looking forward, we believe our competitive position will be strengthened by our proposed merger with SouthTrust Corporation, which we expect to complete before the end of 2004, subject to normal regulatory approvals and shareholder approvals. We believe this merger will create clear market leadership in a number of high-growth southeastern states and accelerate our already announced expansion into attractive Texas markets. The terms of this transaction call for Wachovia to exchange 0.89 shares of its common stock for each share of SouthTrust common stock. It is expected to dilute Wachovia’s fourth quarter 2004 earnings by 4 cents per share, including 1 cent per share from merger-related and restructuring expenses. Initial due diligence projected $255 million in annual after-tax expense reductions after a 15-month integration period following consummation of the merger, and one-time costs, including merger-related and restructuring expenses and exit cost purchase accounting adjustments, of $431 million after tax over the integration period. In addition, we now estimate fair market value purchase accounting adjustments of $126 million after-tax, down from our original estimate of $232 million. These adjustments will depend on the value of SouthTrust’s net tangible assets at closing. We anticipate $540 million in deposits would be divested as a condition of regulatory approval.

     We will continue to evaluate our operations and organizational structures to ensure they are closely aligned with our goal of maximizing performance through increased efficiency and competitiveness in our four core businesses. When consistent with our overall business strategy, we may consider disposing of certain assets, branches, subsidiaries or lines of business. We continue to routinely explore acquisition opportunities in areas that would complement our core businesses, and frequently conduct due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities could occur.

Critical Accounting Policies

     In order to understand our financial position and results of operations, it is important to understand our more significant accounting policies and the extent to which we use judgment and estimates in applying those policies. Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States (GAAP), and they conform to general practices within the applicable industries. We use a significant amount of judgment and estimates based on assumptions for which the actual results are uncertain when we make the estimation. We have identified five policies as being particularly sensitive in terms of judgments and the extent to which estimates are used: allowance for loan losses and the reserve for unfunded lending commitments, which is recorded in other liabilities, fair value of certain financial instruments, consolidation, goodwill impairment and contingent liabilities. An update of our accounting policy for the allowance for loan losses and the reserve for unfunded lending commitments is provided below. For more information on our other critical accounting policies, please refer to our 2003 Annual Report.

Allowance for Loan Losses and Reserve for Unfunded Lending Commitments The allowance for loan losses is maintained at a level we believe is adequate to absorb probable losses inherent in the loan portfolio as of the date of the consolidated financial statements. We have developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses that reflect our careful evaluation of credit risk considering all information available to us. In developing this assessment, we must rely on estimates and exercise judgment regarding matters where the ultimate outcome is unknown. Depending on changes in circumstances, future assessments of credit risk may yield materially different results, which may require an increase or a decrease in the allowance for loan losses.

     We employ a variety of modeling and estimation tools in developing the appropriate allowance. Our allowance consists of formula-based components for both commercial and consumer loans, allowance for impaired commercial loans and an unallocated component. The following provides a description of each of these components of the allowance, the techniques we use and the estimates and judgments inherent to each. In the second quarter of 2004, we refined our methodologies for the formula-based components to more appropriately align the allowance methodology with our current framework for analyzing credit losses.

     For commercial loans, the formula-based component of the allowance is based on statistical estimates of the average losses observed for each commercial credit grade. Average losses are computed using the historical rate at which loans in each credit grade have defaulted and the historical average losses realized for defaulted loans.

     For consumer loans, the formula-based component of the allowance is based on loss rates for specific groups of similar loans in each product category. The loss rates are based on historical loss data, historical delinquency patterns, vintage analyses and credit score-based forecasting methods.

     For both commercial and consumer loans, these formula-based loss estimates are augmented with additional amounts that establish a range for probable incurred losses not fully captured elsewhere in the model. The additional components are developed from data on observed cyclical trends in historical loss rates validated by reference to observed data. Factors we consider in establishing these components of the allowance include, but are not limited to, industry-specific data and macroeconomic conditions. At June 30, 2004, the formula-based allowance was $1.6 billion for commercial loans and $647 million for consumer loans.

     We have established specific reserves within the allowance for large impaired loans. We define impaired loans as commercial loans on nonaccrual status. Impaired loans with a balance of $10 million and above are individually reviewed. An allowance for each individually reviewed loan is determined based on the difference between the loan’s carrying amount and the loan’s fair value. Fair value is based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. No other allowance is provided on impaired loans that are individually reviewed. At June 30, 2004, the allowance for individually reviewed impaired loans amounted to $29 million.

     The allowance for commercial, consumer and impaired loans is supplemented with an unallocated component. This component reflects in part the inherent uncertainty of estimates and is designed as a final tool in fully capturing probable incurred losses in the loan portfolio. This component may change from one period to another, and the relationship of this component to the total may change. We anticipate that the unallocated portion of the allowance will generally be no more than 5 percent of the total allowance. At June 30, 2004, the unallocated portion of the allowance was $83 million.

     We are responsible for ensuring that the allowance covers the losses inherent in the portfolio, and the process involves significant judgment. The allowance for loan losses is adjusted from one quarter to the next if we believe a change is warranted to reflect changes in the probable incurred losses in the loan portfolio. Reasons for changes include, but are not limited to, changes in losses indicated by the grades assigned to commercial loans, changes in delinquency and other credit indicators in the consumer loan portfolio, changes in portfolio size, changes in the economy and other circumstances that are not yet evident in borrowers’ performance or identified by the grades assigned to borrowers’ loans.

     At June 30, 2004, we reclassified our reserve for unfunded lending commitments from the allowance for loan losses to other liabilities. The modeling process used in the determination of the adequacy of the reserve for unfunded lending commitments is consistent with the process described above for the allowance for loan losses. Computations use the observed rate at which borrowers in each credit grade have defaulted, the historical average rate at which unfunded exposures have been funded in the event of default, and the historical average loss realized once default occurs. The reserve also includes specific allocations assigned to the unfunded commitments associated with impaired loans as described above.

     We continuously monitor qualitative and quantitative trends in the loan portfolio, including changes in the levels of past due, criticized and nonperforming loans. The distribution of the allowance and the reserve for unfunded lending commitments as described above does not diminish the fact that the entire allowance and reserve are available to absorb all credit losses in the loan portfolio. Our principal focus, therefore, is on the adequacy of the total allowance for loan losses and the reserve for unfunded commitments. Our Allowance for Loan Losses Committee, chaired by our chief risk officer, meets quarterly and is responsible for the review and approval of the allowance for loan losses as well as for policies and procedures surrounding the calculation of the allowance and the reserve.

     In addition to compliance with GAAP, the allowance for loan losses is also subject to federal and state banking regulations. Our primary bank regulators may also make recommendations regarding the adequacy of the allowance.

Corporate Results of Operations

Average Balance Sheets and Interest Rates

	Six Months Ended		Six Months Ended
	June 30, 2004		June 30, 2003
	Average	Interest	Average	Interest
(In millions)	Balances	Rates	Balances	Rates
Interest-bearing bank balances	$3,626	1.15%	$4,222	1.38%
Federal funds sold	24,303	1.02	10,624	1.20
Trading account assets	23,546	4.08	17,281	4.70
Securities	99,216	4.87	70,546	5.67
Commercial loans, net	91,238	4.51	92,750	4.66
Consumer loans, net	70,174	5.20	65,099	5.84

Total loans, net	161,412	4.81	157,849	5.15

Loans held for sale	14,181	4.12	7,763	4.51
Other earning assets	11,299	2.96	2,965	5.00

Risk management derivatives	—	0.47	—	0.57

Total earning assets	337,583	4.84	271,250	5.59

Interest-bearing deposits	182,822	1.04	149,368	1.46
Federal funds purchased	47,486	1.02	37,676	1.49
Commercial paper	12,117	1.03	2,492	0.75
Securities sold short	9,491	2.54	7,431	2.76
Other short-term borrowings	6,225	0.69	3,458	0.89
Long-term debt	37,555	3.95	37,240	4.05
Risk management derivatives	—	0.13	—	0.08

Total interest-bearing liabilities	295,696	1.58	237,665	1.98

Net interest income and margin	$5,826	3.46%	$5,204	3.85%

Net Interest Income and Margin Net interest income increased 12 percent in the first six months of 2004 from the first six months of 2003 due to balance sheet growth. This growth offset compression in the net interest margin, which declined 39 basis points to 3.46 percent primarily due to the impact of growth in our FDIC-insured sweep product and related hedging, as well as to the consolidation of our commercial paper conduits and to the retail brokerage transaction. In addition, margin compression was driven by declining yields on consumer loans as higher yielding mortgage loans were refinanced over the past 18 months and were replaced with newly originated lower yielding mortgage loans. The average federal funds discount rate declined 24 basis points in the first six months of 2004 from the first six months of 2003, while average longer-term 5-year and 10-year treasury note rates increased 62 basis points and 54 basis points, respectively.

     As discussed previously, we began marketing our FDIC-insured sweep product to brokerage customers in the fourth quarter of 2003. Since then, customer balances have been transferred from money market mutual fund accounts to these deposit accounts. We have been investing these deposits in securities that together produce an asset and liability structure that enables us to maintain our desired interest rate sensitivity.

     By the end of the first six months of 2004, this product had captured $25.0 billion in new deposits, up $13.2 billion from year-end 2003. Of the $25.0 billion, $13.5 billion was originally from Evergreen money market mutual funds and $11.5 billion was originally from Prudential Financial, Inc., money market funds. These deposits represented $20.0 billion in average core deposits in the first six months of 2004.

Fee and Other Income

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In millions)	2004	2003	2004	2003
Service charges	$489	426	960	856
Other banking fees	293	248	552	481
Commissions	682	468	1,474	886
Fiduciary and asset management fees	675	474	1,354	943
Advisory, underwriting and other investment banking fees	197	220	389	365
Trading account profits	39	49	113	126
Principal investing	15	(57)	53	(101)
Securities gains	36	10	38	47
Other income	173	320	423	621

Total fee and other income	$2,599	2,158	5,356	4,224

Fee and Other Income Traditionally banks earn fee and other income from service charges on deposit accounts and other banking products and services, and these continue to be a significant component of our fee income. In addition, we have balanced our earnings with a diversified mix of businesses that provide alternative investment and financing products and services for the more sophisticated needs of our clients. These alternative products produce income in our brokerage, asset management and investment banking businesses from commissions and fees for financial advice, custody, insurance and financing alternatives such as loan syndications and asset securitizations. Additionally, we realize gains from selling our investments in securities such as bonds and equities.

     The fees on many of these products and services are based on market valuations and therefore are sensitive to movements in the financial markets. As the financial markets begin to recover, we are seeing gradual improvement in these market-based fees.

     Fee and other income increased 27 percent in the first six months of 2004 from the first six months of 2003, with commissions and fiduciary and asset management fees rising due to the addition of the retail brokerage business. Principal investing, which includes the results of proprietary investments in equity and mezzanine securities, had net gains in the first six months of 2004 of $53 million, due largely to lower write-downs in improving markets, compared with net losses of $101 million in the first six months of 2003. Service charges increased 12 percent, reflecting growth in checking accounts.

     Net securities gains were $38 million in the first six months of 2004, down $9 million from the first six months of 2003, and included gains of $88 million from sales of securities received in settlement of problem loans, offset by net losses from portfolio sales of $18 million and impairment losses of $32 million. Net securities gains of $47 million in the first six months of 2003 included net gains from portfolio sales of $153 million offset by $106 million in impairment losses.

     Other income declined $198 million in the first six months of 2004 from the first six months of 2003 primarily due to lower mortgage, consumer real estate and other sales and securitization income, including a $46 million loss on an auto loan securitization, as well as a $68 million loss associated with a sale and leaseback of corporate real estate. We expect the sale and leaseback of corporate real estate will reduce annual occupancy and other related expenses by $22 million in future periods.

Noninterest Expense

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In millions)	2004	2003	2004	2003
Salaries and employee benefits	$2,164	1,748	4,346	3,447
Occupancy	224	190	453	387
Equipment	253	238	512	472
Advertising	48	34	96	66
Communications and supplies	157	140	308	283
Professional and consulting fees	126	105	235	205
Sundry expense	306	319	773	615

Other noninterest expense	3,278	2,774	6,723	5,475
Merger-related and restructuring expenses	102	96	201	160
Other intangible amortization	107	131	219	271

Total noninterest expense	$3,487	3,001	7,143	5,906

Noninterest Expense Noninterest expense increased 21 percent in the first six months of 2004 from the first six months of 2003 primarily due to the addition of expenses related to the retail brokerage transaction and continued investments for the future. Salaries, incentives and other payroll costs all reflected the increased level of personnel from the retail brokerage transaction, along with higher incentives from increased revenues and earnings. Sundry expense increased 26 percent year over year primarily due to the retail brokerage transaction.

Merger-Related and Restructuring Expenses We recorded $201 million in net merger-related and restructuring expenses in the first six months of 2004. This included $120 million related to the retail brokerage transaction and $84 million related to the First Union-Wachovia merger, offset by $3 million in reversals of previously recorded restructuring expenses. The $120 million related to the retail brokerage transaction principally comprised personnel and employee termination benefits, system conversion costs and $17 million of incremental advertising expense. The $84 million related to the First Union-Wachovia merger principally comprised personnel and employee termination benefits, occupancy and equipment costs and system conversion costs. In the first six months of 2003, we recorded $160 million in merger-related and restructuring expenses. This included $166 million of expenses related to the First Union-Wachovia merger, offset by $6 million in reversals of previously recorded restructuring expenses.

Business Segments

     We provide a diversified range of banking and nonbanking financial services and products primarily through our four core business segments, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank. In this section, we discuss the first six months 2004 performance and results of our business segments.

     Business segment results are presented excluding merger-related and restructuring expenses, other intangible amortization expense, minority interest and the cumulative effect of a change in accounting principle. We believe that while these items apply to our overall corporate operations, they are not meaningful to understanding or evaluating the performance of our individual business segments. We do not take these items into account as we manage our business segment operations or allocate capital, and therefore, we present segment performance under GAAP with these items excluded. Also, for segment reporting purposes, net interest income reflects tax-exempt interest income on a tax-equivalent basis. This measure ensures comparability of net interest income arising from both taxable and tax-exempt sources.

     In addition to traditional profitability measures such as segment earnings and efficiency ratios, we use two other key financial metrics – risk-adjusted return on capital (RAROC) and economic profit – to allocate resources and to assess the performance of our business segments. Both of these are aimed at measuring returns in relationship to the risks taken. Please refer to our 2003 Annual Report, including pages 31 through 35 and pages 103 through 105, for additional information related to our business segments and performance metrics.

     We continuously assess assumptions, methodologies and reporting classifications to better reflect the true economics of our business segments. Several refinements have been incorporated for 2004. Business segment results for each quarter of 2003 have been restated to reflect these changes, which did not affect consolidated results. In the first six months of 2004, we updated our cost methodology to better align support costs to our business segments and product lines. The impact to segment earnings for full year 2003 as a result of these refinements was a $20 million increase in the General Bank, a $16 million decrease in Capital Management, a $14 million decrease in Wealth Management, a $5 million decrease in the Corporate and Investment Bank, and a $15 million increase in the Parent.

General Bank
Performance Summary

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(Dollars in millions)	2004	2003	2004	2003
Income statement data
Net interest income (Tax-equivalent)	$1,902	1,811	3,758	3,556
Fee and other income	601	572	1,169	1,128
Intersegment revenue	40	42	78	84

Total revenue (Tax-equivalent)	2,543	2,425	5,005	4,768
Provision for credit losses	65	100	133	205
Noninterest expense	1,297	1,307	2,611	2,590
Income taxes (Tax-equivalent)	430	372	821	720

Segment earnings	$751	646	1,440	1,253

Performance and other data
Economic profit	$575	466	1,081	901
Risk adjusted return on capital (RAROC)	55.11%	43.68	51.98	43.00
Economic capital, average	$5,247	5,713	5,307	5,677
Cash overhead efficiency ratio (Tax-equivalent)	51.03%	53.91	52.17	54.32
Lending commitments	$73,372	63,712	73,372	63,712
Average loans, net	122,028	113,267	120,075	112,205
Average core deposits	$166,628	151,409	163,736	148,634
FTE employees	34,487	35,300	34,487	35,300

General Bank The General Bank segment includes our Retail and Small Business and Commercial lines of business. With quarterly records in both the first and second quarters of 2004, General Bank segment earnings rose 15 percent in the first six months of 2004 from the same period in 2003 to $1.4 billion. Revenue increased 5 percent in the same period, largely driven by outstanding core deposit growth and growth in loans.

     Fee income increased 4 percent from the first six months of 2003 on strong service charge growth, offset by a market-driven 59 percent decline in mortgage-related fee income. Non-mortgage-related fees rose 18 percent from the first six months a year ago.

     The General Bank continues to do exceptionally well in attracting and retaining low-cost core deposits, with average balances up 20 percent from the first six months of 2003. The General Bank generated record growth in retail checking accounts, with net new retail accounts up 329,000 in the first six months of 2004, compared with 412,000 in full year 2003 and an 83 percent improvement over 180,000 net new retail accounts in the same period a year ago. Average loans grew 7 percent year over year due primarily to growth in consumer real-estate secured, auto and student loans, as well as in middle market commercial, small business and commercial real estate lending.

     Provision expense declined by more than a third from the first six months of 2003, primarily reflecting risk reduction strategies implemented in 2003, as well as declines in both commercial and consumer loan losses.

     Noninterest expense increased slightly in the first six months of 2004 from the first six months of 2003, reflecting strong expense management and the realization of merger efficiencies, which were evident in an improved cash overhead efficiency ratio of 52.17 percent.

Capital Management
Performance Summary

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(Dollars in millions)	2004	2003	2004	2003
Income statement data
Net interest income (Tax-equivalent)	$131	37	249	75
Fee and other income	1,245	814	2,595	1,560
Intersegment revenue	(12)	(16)	(25)	(35)

Total revenue (Tax-equivalent)	1,364	835	2,819	1,600
Provision for credit losses	—	—	—	—
Noninterest expense	1,147	683	2,373	1,327
Income taxes (Tax-equivalent)	79	56	162	100

Segment earnings	$138	96	284	173

Performance and other data
Economic profit	$101	76	209	135
Risk adjusted return on capital (RAROC)	41.66%	53.80	41.75	50.16
Economic capital, average	$1,336	712	1,370	695
Cash overhead efficiency ratio (Tax-equivalent)	84.08%	81.97	84.17	82.98
Average loans, net	$254	137	197	133
Average core deposits	$24,732	1,226	21,546	1,254
FTE employees	19,461	12,404	19,461	12,404

Capital Management Capital Management includes Retail Brokerage Services, which includes the retail brokerage and insurance groups; and Asset Management, which includes mutual funds, customized investment advisory services, and corporate and institutional trust services.

     Capital Management’s segment earnings increased 64 percent and revenue increased 76 percent, while noninterest expense grew 79 percent from the first six months of 2003. Growth was primarily related to the retail brokerage transaction, which closed on July 1, 2003. The weak retail brokerage environment dampened Capital Management’s second quarter 2004 results, which included a net benefit of $17 million on the sale of two nonstrategic businesses. Positive net sales of equity mutual funds continued.

     In addition, deposit balances related to the FDIC-insured sweep product grew to $25.0 billion, compared with $11.8 billion at year-end 2003, contributing to growth in net interest income. The shift to the FDIC-insured product resulted in a 5 percent decline in mutual fund assets from year-end 2003 to $104.2 billion. Despite the decline in money market mutual fund assets, total assets under management of $247.6 billion at June 30, 2004, were relatively unchanged compared with December 31, 2003. Total assets under management and securities lending were $284.1 billion, including $38.2 billion from the January 1, 2004, acquisition of a securities lending firm.

Wealth Management
Performance Summary

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(Dollars in millions)	2004	2003	2004	2003
Income statement data
Net interest income (Tax-equivalent)	$119	105	233	206
Fee and other income	147	132	290	265
Intersegment revenue	3	2	4	3

Total revenue (Tax-equivalent)	269	239	527	474
Provision for credit losses	—	5	—	9
Noninterest expense	187	179	372	352
Income taxes (Tax-equivalent)	30	20	56	42

Segment earnings	$52	35	99	71

Performance and other data
Economic profit	$37	23	69	48
Risk adjusted return on capital (RAROC)	50.88%	36.19	47.95	37.90
Economic capital, average	$369	368	374	360
Cash overhead efficiency ratio (Tax-equivalent)	69.95%	74.77	70.65	74.27
Lending commitments	$4,445	3,678	4,445	3,678
Average loans, net	10,534	9,558	10,422	9,435
Average core deposits	$12,032	10,754	11,760	10,629
FTE employees	3,674	3,842	3,674	3,842

Wealth Management Wealth Management provides a comprehensive suite of private banking, trust and investment management, financial planning and insurance services.

     Wealth Management’s segment earnings were $99 million, an increase of 39 percent from the first six months of 2003, with revenue up 11 percent. Net interest income grew 13 percent on increased loans and core deposits. Fee and other income increased 9 percent due to solid growth in trust and investment management fees and insurance commissions. Noninterest expense rose 6 percent from the prior year’s first half primarily due to higher incentives related to improved revenues and earnings. Provision expense declined due to improved credit quality.

     Average loans increased 10 percent from the first six months of 2003, reflecting growth in both commercial and consumer loans. Average core deposits rose 11 percent in the same period, led by higher demand deposits, money market and interest-checking account balances. Included in total assets under management are Wealth assets under management of $60.0 billion in the first six months of 2004, which represented a modest increase from year-end 2003, and reflected stable market conditions.

Corporate and Investment Bank
Performance Summary

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(Dollars in millions)	2004	2003	2004	2003
Income statement data
Net interest income (Tax-equivalent)	$610	568	1,204	1,152
Fee and other income	716	556	1,459	1,102
Intersegment revenue	(30)	(27)	(57)	(51)

Total revenue (Tax-equivalent)	1,296	1,097	2,606	2,203
Provision for credit losses	(4)	95	(30)	205
Noninterest expense	616	559	1,233	1,110
Income taxes (Tax-equivalent)	253	166	516	331

Segment earnings	$431	277	887	557

Performance and other data
Economic profit	$274	130	554	259
Risk adjusted return on capital (RAROC)	34.23%	19.77	34.38	19.52
Economic capital, average	$4,735	5,974	4,765	6,140
Cash overhead efficiency ratio (Tax-equivalent)	47.59%	51.05	47.32	50.43
Lending commitments	$75,295	72,275	75,295	72,275
Average loans, net	29,850	34,393	29,803	35,134
Average core deposits	$18,772	14,744	17,760	14,389
FTE employees	4,525	4,229	4,525	4,229

Corporate and Investment Bank Our Corporate and Investment Bank segment includes Corporate Lending, Global Treasury and Trade Finance, Investment Banking and Principal Investing lines of business.

     Corporate and Investment Bank segment earnings increased 59 percent to $887 million compared with the first six months of 2003, as revenue grew 18 percent driven by strong origination revenue in loan syndications, structured products and equity capital markets. In addition, improved principal investing results and higher securities gains primarily related to equity securities received in settlement of nonperforming loans also fueled revenue growth. Net interest income rose 5 percent driven by strong deposit growth in international correspondent banking and commercial mortgage servicing. Corporate loan balances declined due to low demand and continued strong refinance activity by our customers in the public debt markets. Provision expense showed a net benefit of $30 million in the first six months of 2004, due to improving credit conditions resulting in decreased charge-offs. The provision benefit included $26 million related to the recovery of write-downs on loans sold out of the loan portfolio. Noninterest expense rose 11 percent due to increased revenue-based variable pay and higher personnel costs, coupled with increased investment in growth initiatives. Economic capital usage declined driven by a continued trend of improving credit quality and lower loan outstandings.

Parent Parent includes all asset and liability management functions, including managing our investment portfolio for earnings, liquidity and interest rate risk. Parent also includes goodwill and other intangible assets, and related funding costs; certain revenues and expenses that are not allocated to the business segments; and the results of our HomEq Servicing business, which is responsible for loan servicing for the former Money Store loans and home equity loans generated by our mortgage company, as well as servicing for third party portfolios.

     The Parent had a segment loss of $112 million in the first six months of 2004 compared with segment earnings of $105 million in the first six months of 2003. Total revenue in the Parent declined $158 million from the first six months of 2003 to $225 million in the first six months of 2004 primarily as a result of a $139 million reduction in securities gains; a $127 million reduction in other income, including a loss of $68 million associated with a sale and leaseback of corporate real estate; and a $100 million reduction in income from asset securitizations, including a $46 million loss on an auto loan securitization, partially offset by a $167 million increase in net interest income. Average securities increased $25.6 billion from the first six months of 2003 to $92.7 billion, reflecting investment of the proceeds from the FDIC-insured sweep product.

     Noninterest expense decreased $14 million in the first six months of 2004 from the first six months of 2003 due primarily to lower intangible amortization.

     Income tax benefits increased $51 million from the first six months of 2003. For segment reporting, income tax expense or benefit is allocated to each business segment based on the statutory rate, adjusted for certain other items, and any difference between the total for all core business segments and the consolidated results is included in the Parent.

     This segment reflects the impact of Prudential’s 38 percent minority interest in Wachovia Securities Financial Holdings, LLC. Net interest income, fee income and noninterest expense related to this transaction are included in Capital Management. Total minority interest, which also includes other subsidiaries, was $149 million in the first six months of 2004 and $25 million in the first six months of 2003.

Balance Sheet Analysis

Securities The securities portfolio, all of which is classified as available for sale, consists primarily of U.S. Government agency and asset-backed securities. We use this portfolio primarily to manage liquidity, interest rate risk and regulatory capital, and to take advantage of market conditions that create more economically attractive returns on these investments. We had securities available for sale with a market value of $102.9 billion at June 30, 2004, an increase from $100.4 billion at December 31, 2003. The increase related to continued investment of FDIC-insured sweep balances.

     Securities available for sale included an unrealized gain of $798 million at June 30, 2004, and $2.2 billion at December 31, 2003, reflecting lower valuations due to the rising rate environment. The average rate earned on securities available for sale was 4.87 percent in the first six months of 2004 and 5.67 percent in the first six months of 2003.

     We retain interests in the form of either bonds or residual interests in connection with certain securitizations. The retained interests result primarily from the securitization of residential mortgage loans and prime equity lines. Included in securities available for sale at June 30, 2004, were residual interests with a market value of $937 million, which included an unrealized gain of $321 million, and retained bonds from securitizations with a market value of $10.0 billion, which included a net unrealized gain of $299 million. At June 30, 2004, retained bonds with an amortized cost of $9.6 billion and a market value of $9.9 billion were considered investment grade based on external ratings. Retained bonds with an amortized cost of $8.9 billion and a market value of $9.2 billion at June 30, 2004, had external credit ratings of AA and above. The decrease in the first six months of 2004 in retained interests in securities available for sale from December 31, 2003, was primarily due to pay-downs in retained bonds.

Loans — On-Balance Sheet

	2004		2003
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Commercial
Commercial, financial and agricultural	$58,340	55,999	55,453	55,181	56,070
Real estate — construction and other	6,433	6,120	5,969	5,741	5,442
Real estate — mortgage	14,927	15,099	15,186	15,746	16,325
Lease financing	23,894	23,688	23,978	23,598	23,204
Foreign	8,075	7,054	6,880	6,815	6,622

Total commercial	111,669	107,960	107,466	107,081	107,663

Consumer
Real estate secured	53,759	51,207	50,726	51,516	47,853
Student loans	9,838	8,876	8,435	8,160	7,657
Installment loans	7,330	9,054	8,965	9,110	9,644

Total consumer	70,927	69,137	68,126	68,786	65,154

Total loans	182,596	177,097	175,592	175,867	172,817
Unearned income	9,679	9,794	10,021	9,942	9,984

Loans, net (on-balance sheet)	$172,917	167,303	165,571	165,925	162,833

Loans — Managed Portfolio (Including on-balance sheet)

	2004		2003
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Commercial	$115,424	112,129	112,041	110,499	111,071
Real estate secured	84,462	81,293	80,146	81,885	79,035
Student loans	10,817	10,841	10,526	10,404	10,187
Installment loans	9,254	9,054	8,965	9,110	9,644

Total managed portfolio	$219,957	213,317	211,678	211,898	209,937

Loans Net loans increased 4 percent in the first six months of 2004 from year-end 2003. Commercial loans grew 4 percent, with the majority of the growth reflecting a second quarter 2004 increase in asset-based lending, international correspondent bank lending, middle-market commercial, small business and commercial real estate loans. Corporate loans continued to decline as we assisted our clients in accessing the capital markets. Consumer loans grew 4 percent, driven primarily by increases in consumer real estate-secured loans. In addition, student loans increased due to terminated securitizations and installment loans declined from year-end 2003 due to the securitization of $2.0 billion in auto loans.

     Commercial loans represented 61 percent and consumer loans 39 percent of the loan portfolio at June 30, 2004. The portfolio mix continues to strengthen, with a greater proportion of consumer real estate-secured loans as we have pursued risk reduction strategies to actively reduce potential problem loans and certain large corporate loans. The majority of our loan portfolio is secured by collateral or is guaranteed. Seventy-nine percent of the commercial loan portfolio is secured by collateral, and 97 percent of the consumer loan portfolio is secured by collateral or is guaranteed.

     Our consumer managed loan portfolio grew 5 percent from year-end 2003, reflecting higher balances in loans and loans held for sale, partially offset by lower securitized loans on- and off-balance sheet. The managed loan portfolio includes the on-balance sheet loan portfolio, loans securitized for which the retained interests are classified in securities, loans held for sale that are classified in other assets and the off-balance sheet portfolio of securitized loans sold where we service the loans.

Asset Quality

	2004		2003
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Nonperforming assets
Nonaccrual loans	$863	968	1,035	1,391	1,501
Foreclosed properties	104	103	111	116	130

Total nonperforming assets	$967	1,071	1,146	1,507	1,631

as % of loans, net and foreclosed properties	0.56%	0.64	0.69	0.91	1.00

Nonperforming assets in loans held for sale	$68	67	82	160	167

Total nonperforming assets in loans and in loans held for sale	$1,035	1,138	1,228	1,667	1,798

as % of loans, net, foreclosed properties and loans in other assets as held for sale	0.55%	0.63	0.69	0.95	1.04

Allowance for credit losses (a)
Allowance for loan losses, beginning of period	$2,338	2,348	2,474	2,510	2,553
Net charge-offs	(68)	(52)	(156)	(132)	(169)
Allowance relating to loans transferred or sold	(3)	(9)	(57)	(22)	(69)
Provision for credit losses related to loans transferred or sold (b)	(9)	(8)	24	—	26
Provision for credit losses	73	59	63	118	169

Allowance for loan losses, end of period	2,331	2,338	2,348	2,474	2,510

Reserve for unfunded lending commitments, beginning of period	149	156	157	194	194
Provision for credit losses	(3)	(7)	(1)	(37)	—

Reserve for unfunded lending commitments, end of period	146	149	156	157	194

Allowance for credit losses	$2,477	2,487	2,504	2,631	2,704

Allowance for loan losses
as % of loans, net	1.35%	1.40	1.42	1.49	1.54
as % of nonaccrual and restructured loans (c)	270	242	227	178	167
as % of nonperforming assets (c)	241	218	205	164	154
Allowance for credit losses
as % of loans, net	1.43%	1.49	1.51	1.59	1.66

Net charge-offs	$68	52	156	132	169
Commercial, as % of average commercial loans	0.08%	(0.05)	0.31	0.21	0.42
Consumer, as % of average consumer loans	0.28	0.36	0.50	0.51	0.44
Total, as % of average loans, net	0.17%	0.13	0.39	0.33	0.43

Past due loans, 90 days and over, and nonaccrual loans (c)
Commercial, as a % of loans, net	0.66%	0.78	0.87	1.20	1.30
Consumer, as a % of loans, net	0.86%	0.77	0.77	0.76	0.80

(a) The allowance for credit losses is the sum of the allowance for loan losses and the reserve for unfunded lending commitments.
(b) The provision related to loans transferred or sold includes recovery of lower of cost or market losses.
(c) These ratios do not include nonperforming assets included in other assets as held for sale.

Nonperforming Assets The continuing decline in nonperforming assets reflects more favorable market conditions, with new inflows to commercial nonaccrual loans down more than half in the first six months of 2004 compared with the same period of 2003. Nonperforming assets were also reduced by charge-offs, payments and sales of $110 million in nonperforming loans from the loan portfolio and from loans held for sale in the first six months of 2004.

Impaired Loans Impaired loans, which are included in nonperforming loans, amounted to $643 million at June 30, 2004, and $810 million at December 31, 2003. Included in the allowance for loan losses at June 30, 2004, was $29 million related to $160 million of impaired loans. The remaining impaired loans were either recorded at or below either the fair value of collateral or the present value of expected future cash flows or were not large enough to be individually reviewed. In the first six months of 2004, the average recorded investment in impaired loans was $742 million and $22 million of interest income was recognized on impaired loans. This income was recognized using the cash-basis method of accounting.

Past Due Loans Accruing loans 90 days or more past due, excluding loans that are classified as loans held for sale, were $419 million at June 30, 2004. Of these past due loans, $27 million were commercial loans or commercial real estate loans and $392 million were consumer loans.

Net Charge-offs Net charge-offs as a percentage of average net loans declined by 31 basis points in the first six months of 2004 from the first six months of 2003. Commercial net charge-offs declined to 0.02 percent of average commercial loans mainly due to moderating trends in nonperforming assets at the current beneficial point in the credit cycle, and our strategic decision to actively manage down potential problem loans. Consumer net charge-offs declined to 0.32 percent of average consumer loans. As older vintages of consumer loans mature or pay down, a higher quality consumer loan mix remains due to changes in our underwriting policies in 2001.

Provision for Credit Losses The provision for credit losses declined 75 percent from the first six months of 2003, reflecting improved loan quality, and more favorable economic conditions. The provision for credit losses in the first six months of 2004 of $105 million included a $17 million benefit associated with the sale of $183 million of corporate and commercial loans directly out of the loan portfolio and the transfer of $100 million of exposure, including $82 million of outstandings and the related unfunded commitments of $18 million, to loans held for sale. This compares with the first six months of 2003, in which the provision of $419 million included $51 million of expense associated with the transfer of $704 million of exposure, including $462 million of outstandings and the related unfunded commitments of $242 million, to loans held for sale and to the sale of $720 million of corporate, commercial and consumer exposure directly out of the loan portfolio. The provision related to the transfer of loans to loans held for sale was recorded to reduce the carrying amount of these loans to their respective fair values.

Allowance for Loan Losses and Reserve for Unfunded Lending Commitments The allowance for loan losses declined $17 million in the first six months of 2004 to $2.3 billion, or 1.35 percent of net loans, compared with $2.3 billion, or 1.42 percent of net loans, at year-end 2003. The decline was primarily related to loan sales or transfers to loans held for sale.

     The reserve for unfunded lending commitments declined $10 million in the first six months of 2004 to $146 million, compared with $156 million at year-end 2003. The decline was primarily related to decreasing risk in the portfolio. The reserve for unfunded lending commitments relates to the commercial loan portfolio and is included in other liabilities.

     The allowance for credit losses, which includes both the allowance for loan losses and the reserve for unfunded lending commitments, amounted to $2.5 billion at June 30, 2004. The allowance for credit losses relating to commercial loans amounted to $1.7 billion, or 1.72 percent of commercial loans at June 30, 2004. The allowance for loan losses related to consumer loans amounted to $647 million and represented 0.91 percent of consumer loans.

Loans Held for Sale Loans held for sale include not only loans originated for sale or securitization as part of our core business strategy but also the activities related to our ongoing portfolio risk management strategies to reduce exposure to areas of perceived higher risk.

     In the first six months of 2004, we sold or securitized $9.8 billion in loans out of the loans held for sale portfolio. Of the $9.8 billion, $2.9 billion were commercial loans and $6.9 billion were consumer loans, primarily residential mortgages and prime equity lines. Substantially all of these loan sales and securitizations represented normal flow, or core business activity, which means we originate the loans with the intent to sell them to third parties. Of the loans sold, $18 million were nonperforming.

     As part of our ongoing portfolio management activities, we transferred $82 million of commercial loans and $18 million of additional unfunded exposure to loans held for sale in the first six months of 2004. In connection with these transfers to loans held for sale, these loans were written down to the lower of cost or market value.

     In the first six months of 2003, we sold or securitized $13.1 billion of loans out of the loans held for sale portfolio. Of these loans, $53 million were nonperforming.

Goodwill In the first six months of 2004, we recorded certain refinements to our initial estimates of the fair value of the assets and liabilities related to the retail brokerage transaction and recorded additional exit cost purchase accounting adjustments. Together, these adjustments resulted in an after-tax net increase to goodwill of $298 million. This amount includes an additional $402 million in pre-tax exit cost purchase accounting adjustments principally pertaining to occupancy and equipment as we finalized our plans for the integration, and reflects the costs associated with consolidating operations to Richmond, Va., and personnel and employee termination benefits. At June 30, 2004, the goodwill attributable to this transaction amounted to $503 million.

Liquidity and Capital Adequacy

Core Deposits Core deposits increased 12 percent from December 31, 2003, to $228.2 billion at June 30, 2004. This increase in core deposits included an average $20.0 billion of core deposits associated with the FDIC-insured sweep product. Average low-cost core deposits grew 32 percent to $175.9 billion in the first six months of 2004 from the first six months of 2003 as we focused on increasing the proportion of low-cost core deposits over higher cost deposit balances. Low-cost core deposits are those in demand deposit, interest checking, savings and money market accounts, and exclude CAP accounts and certificates of deposit.

     The ratio of average noninterest-bearing deposits to average core deposits was 22 percent in the first six months of 2004 and 24 percent in the first six months of 2003. The portion of core deposits in higher rate, other consumer time deposits was 12 percent at June 30, 2004, and 14 percent at December 31, 2003. Other consumer time and other noncore deposits usually pay higher rates than savings and transaction accounts, but they generally are not available for immediate withdrawal. They are also less expensive to service.

Purchased Funds Average purchased funds, which include wholesale borrowings with maturities of 12 months or less, were $80.9 billion in the first six months of 2004 and $58.8 billion in the first six months of 2003. The increase was primarily the result of increases of $9.8 billion in average federal funds purchased and $9.6 billion in commercial paper primarily due to the consolidation of the commercial paper conduits we administer. Purchased funds were $81.5 billion at June 30, 2004, and $87.9 billion at December 31, 2003.

Long-term Debt Long-term debt increased modestly from December 31, 2003, to $37.0 billion at June 30, 2004, primarily due to the securities issuances described below. For the rest of 2004, scheduled maturities of long-term debt amount to $2.4 billion. We anticipate either extending the maturities of these obligations or replacing the maturing obligations.

     In the first quarter of 2004, with the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, Revised, we deconsolidated trust preferred securities that amounted to $3.0 billion at December 31, 2003, and that were included in long-term debt. The trusts that issued these preferred securities used the related proceeds to purchase our junior subordinated debentures. Accordingly, at June 30, 2004, long-term debt included $3.1 billion of junior subordinated debentures. Junior subordinated debentures at June 30, 2004, and trust preferred securities at December 31, 2003, are included in tier 1 capital for regulatory purposes.

     Wachovia Bank has available a global note program for the issuance of up to $44.5 billion of senior or subordinated notes.

     Under a current shelf registration statement filed with the Securities and Exchange Commission, we have $2.3 billion of senior or subordinated debt securities, common stock or preferred stock available for issuance. In the first six months of 2004, we issued $1.7 billion in senior debt securities and $900 million in subordinated debt securities, and in July 2004, we issued $3.5 billion in senior debt securities and $1.5 billion in subordinated debt securities under this shelf registration. In addition, we have available for issuance up to $4.0 billion under a medium-term note program covering senior or subordinated debt securities.

     The sale of debt or equity securities will depend on future market conditions, funding needs and other factors.

Stockholders’ Equity The management of capital in a regulated banking environment requires a balance between optimizing leverage and return on equity while maintaining sufficient capital levels and related ratios to satisfy regulatory requirements. Our goal is to generate attractive returns on equity to our stockholders while maintaining sufficient regulatory capital ratios.

     Stockholders’ equity increased $218 million from year-end 2003 to $32.6 billion at June 30, 2004. We paid $1.0 billion, or 80 cents per share, in dividends to common stockholders in the first six months of 2004 compared with $740 million, or 55 cents per share, in the first six months of 2003. Average diluted common shares outstanding declined by 12 million shares from December 31, 2003, to 1.3 billion diluted common shares at June 30, 2004. In the first six months of 2004, we repurchased 16 million common shares at a cost of $734 million in connection with our previously announced share repurchase program, under which we are authorized to buy back up to a remaining 108 million shares of our common stock. Please refer to our Second Quarter 2004 Form 10-Q for additional information on share repurchases.

     In the second quarter of 2004, we entered into transactions involving the simultaneous sale of put options and purchase of call options on 10 million shares of our common stock with expiration dates from October 2004 to August 2005. We entered into these equity collars to manage potential dilution associated with our employee stock options. These transactions are recorded as assets or liabilities with changes in fair value recorded in earnings. In the six months ended June 30, 2004, we recorded a loss of $13 million related to market value changes of these collars.

Subsidiary Dividends Wachovia Bank, National Association, is the largest source of subsidiary dividends paid to the parent company. Capital requirements established by regulators limit dividends that this subsidiary and certain other of our subsidiaries can pay. Under these and other limitations, which include an internal requirement to maintain all deposit-taking banks at the well capitalized level, at June 30, 2004, our subsidiaries had $4.9 billion available for dividends that could be paid without prior regulatory approval. Our subsidiaries paid $750 million in dividends to the parent company in the first six months of 2004.

Regulatory Capital Our capital ratios remained strong at June 30, 2004. The tier 1 capital ratio decreased 16 basis points from December 31, 2003, to 8.36 percent, driven primarily by higher risk-weighted assets. The minimum tier 1 capital ratio is 4 percent, and we were classified as well capitalized for regulatory purposes, the highest classification, at June 30, 2004, Our total capital ratio was 11.32 percent and our leverage ratio was 6.23 percent at June 30, 2004, and 11.82 percent and 6.36 percent, respectively, at December 31, 2003.

Off-Balance Sheet Transactions

     In the normal course of business, we engage in a variety of financial transactions that, under GAAP, either are not recorded on the balance sheet or are recorded on the balance sheet in amounts that differ from the full contract or notional amounts. These transactions involve varying elements of market, credit and liquidity risk.

Summary of Off-Balance Sheet Exposures

	June 30, 2004		December 31, 2003
	Carrying		Carrying
(In millions)	Amount	Exposure	Amount	Exposure
Guarantees
Securities lending indemnifications	$—	44,991	—	—
Standby letters of credit	102	28,645	72	27,597
Liquidity guarantees	1	7,595	6	10,319
Loans sold with recourse	37	4,639	29	2,655
Residual value guarantees	7	638	4	641

Total guarantees	$147	86,508	111	41,212

Guarantees Guarantees are contracts that contingently require us to make payments to a guaranteed party based on an event or changes in an underlying asset, liability, rate or index. Our guarantees are generally in the form of standby letters of credit, liquidity obligations, recourse obligations and residual value guarantees. For more information on these types of guarantees, please refer to our 2003 Annual Report.

     Additionally, as a result of our acquisition of a securities lending firm in January 2004, we act as a securities lending agent. Our clients’ securities are loaned, on a fully collateralized basis, to third party broker/dealers. We indemnify our clients against broker default and support these guarantees with the collateral that is marked to market daily. We generally require cash or other highly liquid collateral from the broker/dealer. At June 30, 2004, there was $46.0 billion in collateral supporting the $45.0 billion loaned. Accordingly, there is no carrying amount associated with these agreements.

Retained Interests We periodically securitize assets originated through our normal loan production channels or purchased in the open market. In securitization transactions, assets are typically sold to special purpose entities that are off-balance sheet. Certain securitization transactions result in a complete transfer of risk to investors, and in others, we retain risk in the form of senior or subordinated notes or residual interests in the securities issued by the off-balance sheet entities. Retained interests from securitizations with off-balance sheet entities recorded as either available for sale securities, trading account assets, loans or other assets amounted to $12.8 billion at June 30, 2004. Please refer to the Balance Sheet Analysis section and our 2003 Annual Report for more information on retained interests.

     In the first six months of 2004, we securitized and sold $1.0 billion of prime equity lines, retaining $24 million in the form of residual interests, and $2.0 billion of auto loans, retaining $130 million in the form of investment grade securities and $39 million in the form of residual interests. Included in other income were net losses of $44 million in the first six months of 2004 related to these securitizations.

Risk Governance and Administration

     Please refer to our 2003 Annual Report for a more detailed discussion of our comprehensive approach to managing credit, operational and liquidity risks; to allocating capital and measuring risk-adjusted returns; and to our governance structure and practices.

Market Risk Management We trade a variety of equities, debt securities, foreign exchange instruments and other derivatives to provide customized solutions for the risk management needs of our customers and for proprietary trading. Market risk management activities are overseen by an independent market risk group, which reports outside of the business units to the risk management group. Risk measures include the use of value-at-risk (VAR) methodology with limits approved by the Market Risk Committee and subsequently by the Asset and Liability Committee. The Market Risk Committee also approves a variety of other trading limits designed to match trading activities to our appetite for risk and to our strategic objectives.

     The VAR methodology uses recent market volatility to estimate within a given level of confidence the maximum trading loss over a period of time that we would expect to incur from an adverse movement in market rates and prices over the period. We calculate 1-day VAR at the 97.5 percent confidence level. The VAR model uses historical data from the most recent 252 trading days. The VAR model is supplemented by stress testing on a daily basis. The analysis captures all financial instruments that are considered trading positions. Our 1-day VAR limit in the first six months of 2004 was $30 million. The total 1-day VAR was $17 million at June 30, 2004, and $12 million at December 31, 2003, and primarily related to interest rate risk and equity risk. The high, low and average VARs in the first six months of 2004 were $27 million, $12 million and $18 million, respectively.

     The market risk associated with interest rate risk management derivatives is fully incorporated into our earnings simulation model in the same manner as financial instruments for which the interest-bearing balance is reflected on the balance sheet. The Interest Rate Risk Management section describes the way in which we manage this risk.

     Detailed information on our derivatives used for interest rate risk management is included in Table 20 through Table 22.

Interest Rate Risk Management One of the fundamental roles in banking is the management of interest rate risk, or the risk that changes in interest rates may diminish the income that we earn on loans, securities and other earning assets. The following discussion explains how we oversee the interest rate risk management process, and the actions we have taken to protect earnings from interest rate risk.

     A balance sheet is considered asset sensitive when its assets (loans and securities) reprice faster or to a greater extent than liabilities (deposits and borrowings). An asset-sensitive balance sheet will produce more net interest income when interest rates rise and less net interest income when interest rates decline. Our large and relatively rate-insensitive deposit base funds a portfolio of primarily floating rate commercial and consumer loans. This mix naturally creates a highly asset-sensitive balance sheet. Over the past two years, our deposit growth has far outpaced our loan growth, significantly adding to our naturally asset-sensitive position. To achieve more neutrality in our balance sheet, we maintain a large portfolio of fixed rate discretionary instruments such as loans, securities and derivatives.

     We often elect to use derivatives to protect assets, liabilities and future financial transactions from changes in interest rates. When deciding whether to use derivatives instead of investing in securities to reach the same goal, we consider a number of factors, such as cost, efficiency, the effect on our liquidity and capital, and our overall strategy. We choose to use derivatives when they provide greater relative value or more efficient execution of our strategy than securities. The derivatives we use for interest rate risk management include various interest rate swaps, futures, forwards and options. We fully incorporate the market risk associated with interest rate risk management derivatives into our earnings simulation model in the same manner as other on-balance sheet financial instruments. The market risk associated with trading and customer derivative positions is managed using the VAR methodology, as described in the Market Risk Management section.

     As economic conditions improve and loan demand increases, we expect to rely to a larger extent on our large base of low-cost core deposits to fund lending activities. The characteristics of the loans that we add will prompt different strategies. Fixed rate loans, for example, diminish the need to buy discretionary investments, so if we add more fixed rate loans to our loan portfolio, we would likely allow existing discretionary investments to mature or be liquidated. If we add more variable rate loans, we would likely allow fixed rate securities to mature or be liquidated, and then add new derivatives that, in effect, would convert the incremental variable rate loans to fixed rate loans.

     We analyze and manage the amount of risk we are taking to changes in interest rates by forecasting a wide range of interest rate scenarios and for time periods as long as 36 months. However, in analyzing interest rate sensitivity for policy measurement, we compare our forecasted earnings per share in both “high rate” and “low rate” scenarios to the “market forward rate” and “flat rate” scenarios. The policy measurement period is 12 months in length, beginning with the first month of the forecast. Our objective is to ensure that we prudently manage the interest-bearing assets and liabilities on our balance sheet in ways that improve our financial performance without unduly putting earnings at risk. Our policy is to limit the risk we can take through balance sheet management actions to 5 percent of our earnings per share in both falling and rising rate environments.

     Our “market forward rate” is constructed using currently implied market forward rate estimates for all points on the yield curve over the next 36 months. Our standard approach evaluates expected earnings in a 200 basis point range both above and below the “market forward rate” scenario. However, due to the currently low absolute level of the federal funds rate, we modified the “low rate” scenario to measure a decline of only 50 basis points.

     We simultaneously measure the impact of a parallel and nonparallel shift in rates on each of our interest rate scenarios. A parallel shift would, as the term implies, shift all points on the yield curve by the same increments. For example, by the twelfth month in our policy measurement period, short-term rates such as the federal funds rate would increase by 200 basis points over the “market forward rate,” while longer term rates such as the 10-year and 30-year treasury note rates would increase by 200 basis points as well. A nonparallel shift would consist of a 200 basis point increase in short-term rates, while long-term rates would increase by a different amount. A rate shift in which short-term rates rise to a greater degree than long-term rates is referred to as a “flattening” of the yield curve. Conversely long-term rates rising to a greater degree than short-term rates would lead to a “steepening” of the yield curve.

     The impact of a nonparallel shift in rates depends on the types of assets in which funds are invested, and the shape of the curve implicit in the “market forward rate” scenario. For example, at June 30, 2004, the spread between the 10-year and two-year treasury note rates was 190 basis points, which historically would be considered very wide. The average spread between the 10-year and two-year treasury note rates since 1980 has been approximately 81 basis points, including periods of inversion.

     In this historically steep yield curve environment, we believe prudent risk management practices dictate the evaluation of rate shifts that include a “flattening” of the yield curve where short-term rates rise faster and to a greater degree than long-term rates. Accordingly, in June 2004 we evaluated scenarios that measure the impact of a “moderate flattening” and a “severe flattening” of the yield curve. Interest rate risk management decisions are based on a composite view of sensitivity considering parallel and nonparallel shifts. The methodology we use is discussed further in the Earnings Sensitivity section.

Earnings Sensitivity The Policy Period Sensitivity Measurement table provides a summary of our interest rate sensitivity measurement.

Policy Period Sensitivity Measurement

	Actual	Implied
	Fed Funds	Fed Funds	Percent
	Rate at	Rate at	Earnings
	June 1, 2004	May 31, 2005	Sensitivity
Flat Rate Scenarios*	1.00%	1.00	—

High Rate		3.00	1.80

Low Rate		0.50	(0.80)

Market Forward Rate Scenarios**	1.02%	2.90	—

High Rate Composite		4.90	0.30

Low Rate		2.40	(0.30)

* Assumes that base Fed Funds rate remains unchanged.
** Assumes that base Fed Funds rate mirrors market expectations.

     In June 2004, our earnings simulation model indicated that earnings would be positively affected by 0.3 percent in a “high rate composite” scenario relative to the “market forward rate” over the policy period. Additionally, we measure a scenario where rates gradually decline 50 basis points over a 12-month period relative to the “market forward rate” scenario. The model indicates that earnings would be negatively affected in this scenario by 0.3 percent, which indicates an asset sensitive position to changes in interest rates.

     Our sensitivity to the “market forward rate” scenario is measured using three different yield curve shapes. The first is a gradual 200 basis point increase at each point on the yield curve over a 12-month period. This is referred to as a parallel shift in the curve and would follow the “market forward rate” scenario’s expected flattening. Next we measure the exposure to nonparallel shifts by allowing short-term rates to rise by 200 basis points, while allowing rates of terms longer than one year to increase by a lesser degree. This approach creates incrementally flatter curves. This has the impact of stressing liability costs by a full 200 basis points, while new fixed rate lending and investment rates receive less than a 200 basis point increase. The focal point is the spread between the 10-year and two-year treasury note rates. In our “moderate flattening” scenario, this spread declines from 140 basis points in the “market forward rate” scenario to 83 basis points. This flattening is quite significant in relation to the most likely scenario; however, it is still above the historical average. Our “severe flattening” scenario reduces the spread between the 10-year and two-year treasury note rates to 26 basis points by the end of the measurement period. This approach fully stresses expected earnings to the risks of nonparallel curve shifts. The reported sensitivity is a composite of these three scenarios.

     The Policy Period Sensitivity Measurement table shows that our “flat rate” scenario holds the federal funds rate constant at 1.00 percent through May 2005. Based on our June 2004 outlook, if interest rates were to follow our “high rate” scenario (i.e., a 200 basis point increase in short-term rates from our “flat rate” scenario) with a parallel shift in the yield curve, our earnings sensitivity model indicates earnings during the 12-month policy measurement period would increase by 1.8 percent.

     Typically, we analyze a 200 basis point decline for our “low rate” scenario. However, because of the current federal funds rate level, we believe a 50 basis point decline in rates is more appropriate. If rates were to follow the “low rate” scenario relative to our “flat rate” scenario, our earnings would decrease by 0.8 percent. For our “most likely rate” scenario, we believe the “market forward rate” is the most appropriate. The “market forward rate” scenario assumes the federal funds rate of 1.02 percent at June 1, 2004, gradually rises to 2.90 percent through the end of our policy measurement period.

     While our interest rate sensitivity modeling assumes that management takes no action, we regularly assess the viability of strategies to reduce unacceptable risks to earnings and we implement such strategies when we believe those actions are prudent. As new monthly outlooks become available, we formulate strategies aimed at protecting earnings from the potential negative effects of changes in interest rates.

Accounting and Regulatory Matters

     The following information addresses recently issued accounting standards that will affect us as well as new or proposed legislation that will continue to have a significant impact on our industry.

Other Postretirement Benefits In December 2003, Congress enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act), which introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care plans. Statement of Financial Accounting Standards No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, requires currently enacted changes in relevant laws to be considered in the current period measurement of postretirement benefit cost and the accumulated benefit obligation. However, the FASB issued guidance that permitted companies to defer recognition of the impact of the Act until certain accounting issues are resolved by the FASB. In May 2004, the FASB issued FASB Staff Position (FSP) 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which provides guidance on accounting for the impact of the Act. We adopted the provisions of FSP 106-2 in the second quarter of 2004. The adoption of FSP 106-2 did not have a material impact on our consolidated financial position or results of operations.

Loan Commitments In March 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 105, Application of Accounting Principles to Loan Commitments. SAB 105 requires that the fair value measurement of mortgage loan commitments, which are derivatives, exclude any expected future cash flows related to the customer relationship or to servicing rights. We adopted the provisions of SAB 105 in the second quarter of 2004. The adoption of SAB 105 did not have a material impact on our consolidated financial position or results of operations.

Purchased Loans In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, which addresses the accounting for differences between contractual cash flows and expected cash flows for loans acquired in a transfer when those differences are attributable at least in part to a decline in credit quality. The scope of SOP 03-3 includes loans that have shown evidence of deterioration in credit quality since origination, and includes loans acquired individually, in pools or as part of a business combination. Under SOP 03-3, the difference between expected cash flows and the purchase price is accreted as an adjustment to yield over the life of the acquired loans. The difference between contractual cash flows and expected cash flows is not subject to accretion under SOP 03-3. For loans acquired in a business combination that have evidence of credit deterioration, SOP 03-3 represents a significant change from current purchase accounting practice whereby the acquiree’s allowance for loan losses is typically added to the acquirer’s allowance for loan losses. SOP 03-3 is effective for loans acquired beginning in 2005. We are currently evaluating the impact its adoption will have on our consolidated financial position or results of operations.

Regulatory Matters Various legislative and regulatory proposals concerning the financial services industry are pending in Congress, the legislatures in states in which we conduct operations and before various regulatory agencies that supervise our operations. Given the uncertainty of the legislative and regulatory process, we cannot assess the impact of any such legislation or regulations on our consolidated financial position or results of operations. For a more detailed description of the laws and regulations governing our business operations, please see our 2003 Annual Report on Form 10-K.

Table 1

EXPLANATION OF OUR USE OF NON-GAAP FINANCIAL MEASURES

     In addition to the results of operations presented in accordance with generally accepted accounting principles (GAAP), our management uses, and this quarterly financial supplement contains, certain non-GAAP financial measures, such as expenses excluding merger-related and restructuring expenses; the dividend payout ratio on a basis that excludes merger-related and restructuring expenses and other intangible amortization; and net interest income on a tax-equivalent basis.

     We believe these non-GAAP financial measures provide information useful to investors in understanding our underlying operational performance, our business and performance trends, and facilitates comparisons with the performance of others in the financial services industry. Specifically, we believe the exclusion of merger-related and restructuring expenses permits evaluation and a comparison of results for ongoing business operations, and it is on this basis that our management internally assesses our performance. These non-operating items also are excluded from our segment measures used internally to evaluate segment performance in accordance with GAAP because management does not consider them particularly relevant or useful in evaluating the operating performance of our business segments. For additional information regarding segment performance, see the “Business Segments” sections. This quarterly financial supplement contains information regarding estimates of our future expenses excluding merger-related and restructuring expenses. The amount and timing of those future merger-related and restructuring expenses, however, are not estimable until such expenses actually occur, and therefore, reconciliation information relating to those future expenses and GAAP expenses has not been provided.

     In addition, because of the significant amount of deposit base intangible amortization, we believe the exclusion of this expense provides investors with consistent and meaningful comparisons to other financial service firms. Also, our management makes recommendations to our board of directors about dividend payments based on reported earnings excluding merger-related and restructuring expenses and other intangible amortization (cash earnings), and has communicated certain cash dividend payout ratio goals to investors. We believe the cash dividend payout ratio is useful to investors because it provides investors with a better understanding of and permits investors to monitor our dividend payout policy.

     This quarterly financial supplement also includes net interest income on a tax-equivalent basis. We believe the presentation of net interest income on a tax-equivalent basis ensures comparability of net interest income arising from both taxable and tax-exempt sources and is consistent with industry practice.

     Although we believe the above mentioned non-GAAP financial measures enhance investors’ understanding of our business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The reconciliation of these non-GAAP financial measures from GAAP to non-GAAP is presented below.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In millions)	2004	2003	2004	2003
Net interest income (GAAP)	$2,838	2,540	$5,699	5,077
Tax-equivalent adjustment	65	63	127	127

Net interest income (Tax-equivalent)	$2,903	2,603	$5,826	5,204

DIVIDEND PAYOUT RATIOS ON COMMON SHARES
Diluted earnings per common share (GAAP)	$0.95	0.77	$1.89	1.53
Other intangible amortization	0.05	0.06	0.11	0.13
Merger-related and restructuring expenses	0.03	0.04	0.07	0.07

Earnings per share (Cash basis)	$1.03	0.87	$2.07	1.73

Dividends paid per common share	$0.40	0.29	$0.80	0.55
Dividend payout ratios (GAAP)	42.11%	37.66	42.33%	35.95
Dividend payout ratios (Cash basis) (a)	38.83%	33.33	38.65%	31.79

(a)	Dividend payout ratios are calculated by dividing dividends per common share by earnings per common share on a cash basis.

Table 2

SELECTED STATISTICAL DATA

	2004		2003
	Second	First	Fourth	Third	Second
(Dollars in millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter
PROFITABILITY
Return on average common stockholders’ equity	15.49%	15.37	13.58	13.71	12.78
Net interest margin (a)	3.37	3.55	3.64	3.57	3.81
Fee and other income as % of total revenue	47.24	48.53	46.95	49.05	45.34
Effective income tax rate	32.19%	32.73	29.76	30.41	30.54

ASSET QUALITY
Allowance for loan losses as % of loans, net (b)	1.35%	1.40	1.42	1.49	1.54
Allowance for loan losses as % of nonperforming assets (b) (c)	241	218	205	164	154
Allowance for credit losses as % of nonperforming assets (b)	1.43	1.49	1.51	1.59	1.66
Net charge-offs as % of average loans, net	0.17	0.13	0.39	0.33	0.43
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	0.55%	0.63	0.69	0.95	1.04

CAPITAL ADEQUACY
Tier 1 capital ratio	8.36%	8.54	8.52	8.67	8.33
Total capital ratio	11.32	11.67	11.82	12.21	11.92
Leverage	6.23%	6.33	6.36	6.56	6.78

OTHER DATA
FTE employees	85,042	85,460	86,114	86,635	78,965
Total financial centers/brokerage offices	3,272	3,305	3,360	3,399	3,176
ATMs	4,396	4,404	4,408	4,420	4,479
Actual common shares (In millions)	1,309	1,312	1,312	1,328	1,332
Common stock price	$44.50	47.00	46.59	41.19	39.96
Market capitalization	$58,268	61,650	61,139	54,701	53,228

(a) Tax-equivalent.

(b) As of June 30, 2004, the reserve for unfunded lending commitments has been reclassified from the allowance for loan losses to other liabilities. The allowance for credit losses is the sum of the allowance for loan losses and the reserve for unfunded lending commitments. Amounts presented prior to the second quarter of 2004 have been reclassified to conform to the presentation in the second quarter of 2004.

(c) These ratios do not include nonperforming loans included in loans held for sale.

Table 3

SUMMARIES OF INCOME, PER COMMON SHARE AND BALANCE SHEET DATA

	2004			2003
	Second		First	Fourth	Third	Second
(In millions, except per share data)	Quarter		Quarter	Quarter	Quarter	Quarter
SUMMARIES OF INCOME
Interest income	$4,019		3,999	3,951	3,712	3,696
Tax-equivalent adjustment	65		62	65	64	63

Interest income (a)	4,084		4,061	4,016	3,776	3,759
Interest expense	1,181		1,138	1,074	1,059	1,156

Net interest income (a)	2,903		2,923	2,942	2,717	2,603
Provision for credit losses	61		44	86	81	195

Net interest income after provision for loan losses (a)	2,842		2,879	2,856	2,636	2,408
Securities gains (losses)	36		2	(24)	22	10
Fee and other income	2,563		2,755	2,628	2,594	2,148
Merger-related and restructuring expenses	102		99	135	148	96
Other noninterest expense	3,385		3,557	3,631	3,422	2,905
Minority interest in income of consolidated subsidiaries	45		57	63	55	16

Income before income taxes and cumulative effect of a change in accounting principle	1,909		1,923	1,631	1,627	1,549
Income taxes	592		610	466	475	454
Tax-equivalent adjustment	65		62	65	64	63

Income before cumulative effect of a change in accounting principle	1,252		1,251	1,100	1,088	1,032
Cumulative effect of a change in accounting principle, net of income taxes	—		—	—	17	—

Net income	1,252		1,251	1,100	1,105	1,032
Dividends on preferred stock	—		—	—	—	1

Net income available to common stockholders	$1,252		1,251	1,100	1,105	1,031

PER COMMON SHARE DATA
Basic
Income before change in accounting principle	$0.96		0.96	0.84	0.83	0.77
Net income	0.96		0.96	0.84	0.84	0.77
Diluted
Income before change in accounting principle	0.95		0.94	0.83	0.82	0.77
Net income	0.95		0.94	0.83	0.83	0.77
Cash dividends	$0.40		0.40	0.35	0.35	0.29
Average common shares - Basic	1,300		1,302	1,311	1,321	1,333
Average common shares - Diluted	1,320		1,326	1,332	1,338	1,346
Average common stockholders’ equity
Quarter-to-date	$32,496		32,737	32,141	31,985	32,362
Year-to-date	32,616		32,737	32,135	32,132	32,208
Book value per common share	24.93		25.42	24.71	24.71	24.37
Common stock price
High	47.66		48.90	46.59	44.71	43.15
Low	44.16		45.91	42.07	40.60	34.47
Period-end	$44.50		47.00	46.59	41.19	39.96
To earnings ratio (b)	12.54	X	13.95	14.61	13.64	14.02
To book value	178%		185	189	167	164
BALANCE SHEET DATA
Assets (c)	$418,441		411,140	401,188	388,924	364,479
Long-term debt	$37,022		39,352	36,730	37,541	37,051

(a) Tax-equivalent.

(b) Based on diluted earnings per common share.

(c) As of June 30, 2004, the reserve for unfunded lending commitments has been reclassified from the allowance for loan losses to other liabilities. Amounts presented prior to the second quarter of 2004 have been reclassified to conform to the presentation in the second quarter of 2004.

Table 4

MERGER-RELATED AND RESTRUCTURING EXPENSES

Six
Months
Ended
June 30,
(In millions)	2004
MERGER-RELATED AND RESTRUCTURING EXPENSES — WACHOVIA/PRUDENTIAL FINANCIAL RETAIL BROKERAGE TRANSACTION
Merger-related expenses
Personnel costs	$39
Occupancy and equipment	4
Advertising	17
System conversion costs	48
Other	7

Total merger-related expenses	115

Restructuring expenses
Occupancy and equipment	5

Total restructuring expenses	5

Total Wachovia/Prudential Financial merger-related and restructuring expenses	120

MERGER-RELATED AND RESTRUCTURING EXPENSES — FIRST UNION/WACHOVIA
Merger-related expenses
Personnel costs	25
Occupancy and equipment	24
Advertising	1
System conversion costs	24
Other	10

Total merger-related expenses	84

Restructuring expenses
Employee termination benefits	1
Occupancy and equipment	(1)

Total restructuring expenses	—

Total First Union/Wachovia merger-related and restructuring expenses	84

Other restructuring expenses (reversals), net	(3)

Total merger-related and restructuring expenses	$201

(In millions)	Total
ACTIVITY IN THE RESTRUCTURING ACCRUAL
Balance, December 31, 2003	$3
Reversals of prior accruals	(3)

Balance, June 30, 2004	$—

Table 5

BUSINESS SEGMENTS (a)

	2004		2003
	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
GENERAL BANK COMBINED (b)
Net interest income (c)	$1,902	1,856	1,875	1,882	1,811
Fee and other income	601	568	501	561	572
Intersegment revenue	40	38	49	46	42

Total revenue (c)	2,543	2,462	2,425	2,489	2,425
Provision for credit losses	65	68	145	120	100
Noninterest expense	1,297	1,314	1,386	1,318	1,307
Income taxes	419	381	315	375	362
Tax-equivalent adjustment	11	10	10	9	10

Segment earnings	$751	689	569	667	646

Economic profit	$575	506	422	499	466
Risk adjusted return on capital	55.11%	48.92	41.17	45.84	43.68
Economic capital, average	$5,247	5,366	5,559	5,681	5,713
Cash overhead efficiency ratio (c)	51.03%	53.35	57.14	52.96	53.91
Lending commitments	$73,372	69,977	65,457	63,509	63,712
Average loans, net	122,028	118,123	116,336	114,535	113,267
Average core deposits	$166,628	160,845	158,091	155,296	151,409
FTE employees	34,487	34,382	34,550	34,882	35,300

COMMERCIAL
Net interest income (c)	$551	534	543	528	507
Fee and other income	96	125	90	91	80
Intersegment revenue	24	23	31	27	23

Total revenue (c)	671	682	664	646	610
Provision for credit losses	15	6	57	35	28
Noninterest expense	275	274	292	280	271
Income taxes	127	136	106	111	103
Tax-equivalent adjustment	11	10	10	9	10

Segment earnings	$243	256	199	211	198

Economic profit	$156	158	125	115	99
Risk adjusted return on capital	39.61%	38.53	30.98	28.99	26.40
Economic capital, average	$2,203	2,305	2,467	2,554	2,583
Cash overhead efficiency ratio (c)	40.96%	40.17	44.05	43.34	44.28
Average loans, net	$51,488	50,318	50,085	50,009	50,481
Average core deposits	$37,434	35,014	33,868	31,775	29,236

RETAIL AND SMALL BUSINESS
Net interest income (c)	$1,351	1,322	1,332	1,354	1,304
Fee and other income	505	443	411	470	492
Intersegment revenue	16	15	18	19	19

Total revenue (c)	1,872	1,780	1,761	1,843	1,815
Provision for credit losses	50	62	88	85	72
Noninterest expense	1,022	1,040	1,094	1,038	1,036
Income taxes	292	245	209	264	259
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$508	433	370	456	448

Economic profit	$419	348	297	384	367
Risk adjusted return on capital	66.32%	56.74	49.30	59.60	57.95
Economic capital, average	$3,044	3,061	3,092	3,127	3,130
Cash overhead efficiency ratio (c)	54.65%	58.39	62.07	56.33	57.16
Average loans, net	$70,540	67,805	66,251	64,526	62,786
Average core deposits	$129,194	125,831	124,223	123,521	122,173

(a) Certain amounts presented in this Table 5 in periods prior to the second quarter of 2004 have been reclassified to conform to the presentation in the second quarter of 2004.

(b) General Bank Combined represents the consolidation of the General Bank’s Commercial, and Retail and Small Business lines of business.

(c) Tax-equivalent.

(Continued)

Table 5

BUSINESS SEGMENTS

	2004		2003
	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
CAPITAL MANAGEMENT COMBINED (a)
Net interest income (b)	$131	118	95	79	37
Fee and other income	1,245	1,350	1,327	1,304	814
Intersegment revenue	(12)	(13)	(17)	(17)	(16)

Total revenue (b)	1,364	1,455	1,405	1,366	835
Provision for credit losses	—	—	—	—	—
Noninterest expense	1,147	1,226	1,196	1,161	683
Income taxes	79	83	74	75	56
Tax-equivalent adjustment	—	—	1	—	—

Segment earnings	$138	146	134	130	96

Economic profit	$101	108	96	94	76
Risk adjusted return on capital	41.66%	41.83	38.52	39.79	53.80
Economic capital, average	$1,336	1,403	1,374	1,299	712
Cash overhead efficiency ratio (b)	84.08%	84.25	85.07	84.98	81.97
Average loans, net	$254	139	156	135	137
Average core deposits	$24,732	18,360	7,015	1,630	1,226
FTE employees	19,461	19,581	19,937	20,012	12,404
Assets under management	$247,585	250,559	246,626	240,260	238,637

RETAIL BROKERAGE SERVICES
Net interest income (b)	$119	109	84	71	30
Fee and other income	963	1,086	1,070	1,057	582
Intersegment revenue	(13)	(12)	(16)	(15)	(16)

Total revenue (b)	1,069	1,183	1,138	1,113	596
Provision for credit losses	—	—	—	—	—
Noninterest expense	931	1,009	982	961	495
Income taxes	48	64	53	58	37
Tax-equivalent adjustment	—	—	1	—	—

Segment earnings	$90	110	102	94	64

Economic profit	$59	77	69	64	49
Risk adjusted return on capital	31.68%	36.84	34.03	34.25	47.30
Economic capital, average	$1,140	1,205	1,168	1,104	540
Cash overhead efficiency ratio (b)	86.83%	85.36	86.16	86.50	83.18
Average loans, net	$1	—	—	—	2
Average core deposits	$23,166	17,161	5,628	418	208

(a) Capital Management Combined represents the consolidation of Capital Management’s Retail Brokerage Services, Asset Management, and Other, which primarily serves to eliminate intersegment revenue.

(b) Tax-equivalent.

(Continued)

Table 5

BUSINESS SEGMENTS

	2004		2003
	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
ASSET MANAGEMENT
Net interest income (b)	$11	9	10	8	6
Fee and other income	287	269	262	252	240
Intersegment revenue	—	—	—	(1)	1

Total revenue (b)	298	278	272	259	247
Provision for credit losses	—	—	—	—	—
Noninterest expense	227	226	226	209	199
Income taxes	26	19	17	17	18
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$45	33	29	33	30

Economic profit	$39	28	23	27	25
Risk adjusted return on capital	90.84%	66.13	55.59	64.31	69.31
Economic capital, average	$199	201	209	198	175
Cash overhead efficiency ratio (b)	76.35%	81.28	83.05	80.50	80.69
Average loans, net	$253	139	156	135	135
Average core deposits	$1,566	1,199	1,387	1,212	1,018

OTHER
Net interest income (b)	$1	—	1	—	1
Fee and other income	(5)	(5)	(5)	(5)	(8)
Intersegment revenue	1	(1)	(1)	(1)	(1)

Total revenue (b)	(3)	(6)	(5)	(6)	(8)
Provision for credit losses	—	—	—	—	—
Noninterest expense	(11)	(9)	(12)	(9)	(11)
Income taxes	5	—	4	—	1
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$3	3	3	3	2

Economic profit	$3	3	4	3	2
Risk adjusted return on capital	—%	—	—	—	—
Economic capital, average	$(3)	(3)	(3)	(3)	(3)
Cash overhead efficiency ratio (b)	—%	—	—	—	—
Average loans, net	$—	—	—	—	—
Average core deposits	$—	—	—	—	—

(Continued)

Table 5

BUSINESS SEGMENTS

	2004		2003
	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
WEALTH MANAGEMENT
Net interest income (a)	$119	114	114	112	105
Fee and other income	147	143	138	131	132
Intersegment revenue	3	1	1	2	2

Total revenue (a)	269	258	253	245	239
Provision for credit losses	—	—	1	2	5
Noninterest expense	187	185	187	183	179
Income taxes	30	26	24	21	20
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$52	47	41	39	35

Economic profit	$37	32	25	24	23
Risk adjusted return on capital	50.88%	45.09	37.51	35.38	36.19
Economic capital, average	$369	379	385	383	368
Cash overhead efficiency ratio (a)	69.95%	71.37	74.24	74.51	74.77
Lending commitments	$4,445	4,117	4,012	3,843	3,678
Average loans, net	10,534	10,309	9,926	9,705	9,558
Average core deposits	$12,032	11,488	11,322	11,055	10,754
FTE employees	3,674	3,745	3,791	3,802	3,842

(a)	Tax-equivalent.

(Continued)

Table 5

BUSINESS SEGMENTS

	2004		2003
	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
CORPORATE AND INVESTMENT BANK COMBINED (a)
Net interest income (b)	$610	594	591	572	568
Fee and other income	716	743	621	539	556
Intersegment revenue	(30)	(27)	(34)	(31)	(27)

Total revenue (b)	1,296	1,310	1,178	1,080	1,097
Provision for credit losses	(4)	(26)	35	10	95
Noninterest expense	616	617	648	578	559
Income taxes	222	231	153	149	135
Tax-equivalent adjustment	31	32	32	32	31

Segment earnings	$431	456	310	311	277

Economic profit	$274	280	161	138	130
Risk adjusted return on capital	34.23%	34.52	23.47	21.10	19.77
Economic capital, average	$4,735	4,794	5,138	5,401	5,974
Cash overhead efficiency ratio (b)	47.59%	47.06	55.04	53.37	51.05
Lending commitments	$75,295	71,147	69,728	69,481	72,275
Average loans, net	29,850	29,755	30,869	31,947	34,393
Average core deposits	$18,772	16,748	16,465	16,422	14,744
FTE employees	4,525	4,355	4,317	4,224	4,229

CORPORATE LENDING
Net interest income (b)	$289	279	293	299	299
Fee and other income	186	181	200	189	134
Intersegment revenue	5	6	3	4	3

Total revenue (b)	480	466	496	492	436
Provision for credit losses	(4)	(27)	36	10	95
Noninterest expense	127	124	123	124	121
Income taxes	133	138	126	135	83
Tax-equivalent adjustment	—	—	—	—	1

Segment earnings	$224	231	211	223	136

Economic profit	$131	120	123	106	54
Risk adjusted return on capital	31.33%	29.59	27.32	23.79	16.82
Economic capital, average	$2,574	2,607	2,983	3,278	3,708
Cash overhead efficiency ratio (b)	26.40%	26.61	24.78	25.26	27.78
Average loans, net	$22,874	23,766	25,021	26,121	28,890
Average core deposits	$789	807	916	1,355	1,250

GLOBAL TREASURY AND TRADE FINANCE
Net interest income (b)	$87	85	85	80	75
Fee and other income	180	179	176	178	173
Intersegment revenue	(27)	(26)	(25)	(24)	(21)

Total revenue (b)	240	238	236	234	227
Provision for credit losses	—	—	—	—	(3)
Noninterest expense	164	168	181	174	170
Income taxes	28	25	21	22	23
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$48	45	34	38	37

Economic profit	$41	37	26	28	25
Risk adjusted return on capital	80.54%	75.81	51.20	51.14	46.80
Economic capital, average	$236	230	251	277	284
Cash overhead efficiency ratio (b)	68.29%	70.54	77.07	74.43	75.19
Average loans, net	$4,959	4,306	4,045	4,042	3,702
Average core deposits	$11,901	11,022	10,618	10,073	9,081

(a)	Corporate and Investment Bank Combined represents the consolidation of the Corporate and Investment Bank’s Corporate Lending, Global Treasury and Trade Finance, Investment Banking, and Principal Investing lines of business.

(b)	Tax-equivalent.

(Continued)

Table 5

BUSINESS SEGMENTS

	2004		2003
	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
INVESTMENT BANKING
Net interest income (b)	$240	235	214	190	194
Fee and other income	335	345	257	197	306
Intersegment revenue	(8)	(7)	(12)	(11)	(9)

Total revenue (b)	567	573	459	376	491
Provision for credit losses	—	1	(1)	—	3
Noninterest expense	316	316	332	268	255
Income taxes	61	59	15	4	55
Tax-equivalent adjustment	31	32	32	32	30

Segment earnings	$159	165	81	72	148

Economic profit	$121	128	51	49	119
Risk adjusted return on capital	50.97%	52.46	30.36	29.66	55.06
Economic capital, average	$1,224	1,236	1,073	1,030	1,089
Cash overhead efficiency ratio (b)	56.01%	55.01	72.29	70.31	52.20
Average loans, net	$2,017	1,683	1,803	1,784	1,801
Average core deposits	$6,082	4,919	4,931	4,994	4,413

PRINCIPAL INVESTING
Net interest income (b)	$(6)	(5)	(1)	3	—
Fee and other income	15	38	(12)	(25)	(57)
Intersegment revenue	—	—	—	—	—

Total revenue (b)	9	33	(13)	(22)	(57)
Provision for credit losses	—	—	—	—	—
Noninterest expense	9	9	12	12	13
Income taxes (benefits)	—	9	(9)	(12)	(26)
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings (loss)	$—	15	(16)	(22)	(44)

Economic profit	$(19)	(5)	(39)	(45)	(68)
Risk adjusted return on capital	0.08%	8.46	(7.59)	(10.71)	(19.66)
Economic capital, average	$701	721	831	816	893
Cash overhead efficiency ratio (b)	n/m %	n/m	n/m	n/m	n/m
Average loans, net	$—	—	—	—	—
Average core deposits	$—	—	—	—	—

(Continued)

Table 5

BUSINESS SEGMENTS

	2004		2003
	Second	First	Fourth	Third	Second
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
PARENT
Net interest income (a)	$141	241	267	72	82
Fee and other income	(110)	(47)	17	81	84
Intersegment revenue	(1)	1	1	—	(1)

Total revenue (a)	30	195	285	153	165
Provision for credit losses	—	2	(95)	(51)	(5)
Noninterest expense	138	215	214	182	177
Minority interest	70	79	78	71	16
Income tax benefits	(128)	(82)	(55)	(96)	(83)
Tax-equivalent adjustment	23	20	22	23	22

Segment earnings (loss)	$(73)	(39)	121	24	38

Economic profit	$(72)	(33)	71	4	44
Risk adjusted return on capital	(2.82)%	4.68	24.16	12.01	18.05
Economic capital, average	$2,109	2,112	2,099	2,095	2,452
Cash overhead efficiency ratio (a)	96.06%	53.45	32.14	37.37	27.15
Lending commitments	$328	484	482	492	524
Average loans, net	976	855	2,313	1,672	380
Average core deposits	$1,645	1,232	1,216	1,312	1,284
FTE employees	22,895	23,397	23,519	23,715	23,190

(a)	Tax-equivalent.

(Continued)

Table 5

BUSINESS SEGMENTS

	Three Months Ended June 30, 2004
						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (b)	Total
CONSOLIDATED
Net interest income (a)	$1,902	131	119	610	141	(65)	2,838
Fee and other income	601	1,245	147	716	(110)	—	2,599
Intersegment revenue	40	(12)	3	(30)	(1)	—	—

Total revenue (a)	2,543	1,364	269	1,296	30	(65)	5,437
Provision for credit losses	65	—	—	(4)	—	—	61
Noninterest expense	1,297	1,147	187	616	138	102	3,487
Minority interest	—	—	—	—	70	(25)	45
Income taxes (benefits)	419	79	30	222	(128)	(30)	592
Tax-equivalent adjustment	11	—	—	31	23	(65)	—

Net income (loss)	$751	138	52	431	(73)	(47)	1,252

Economic profit	$575	101	37	274	(72)	—	915
Risk adjusted return on capital	55.11%	41.66	50.88	34.23	(2.82)	—	37.67
Economic capital, average	$5,247	1,336	369	4,735	2,109	—	13,796
Cash overhead efficiency ratio (a)	51.03%	84.08	69.95	47.59	96.06	—	59.60
Lending commitments	$73,372	—	4,445	75,295	328	—	153,440
Average loans, net	122,028	254	10,534	29,850	976	—	163,642
Average core deposits	$166,628	24,732	12,032	18,772	1,645	—	223,809
FTE employees	34,487	19,461	3,674	4,525	22,895	—	85,042

	Three Months Ended June 30, 2003
						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (b)	Total
CONSOLIDATED
Net interest income (a)	$1,811	37	105	568	82	(63)	2,540
Fee and other income	572	814	132	556	84	—	2,158
Intersegment revenue	42	(16)	2	(27)	(1)	—	—

Total revenue (a)	2,425	835	239	1,097	165	(63)	4,698
Provision for credit losses	100	—	5	95	(5)	—	195
Noninterest expense	1,307	683	179	559	177	96	3,001
Minority interest	—	—	—	—	16	—	16
Income taxes (benefits)	362	56	20	135	(83)	(36)	454
Tax-equivalent adjustment	10	—	—	31	22	(63)	—

Net income	646	96	35	277	38	(60)	1,032
Dividends on preferred stock	—	—	—	—	1	—	1

Net income available to common stockholders	$646	96	35	277	37	(60)	1,031

Economic profit	$466	76	23	130	44	—	739
Risk adjusted return on capital	43.68%	53.80	36.19	19.77	18.05	—	30.46
Economic capital, average	$5,713	712	368	5,974	2,452	—	15,219
Cash overhead efficiency ratio (a)	53.91%	81.97	74.77	51.05	27.15	—	58.27
Lending commitments	$63,712	—	3,678	72,275	524	—	140,189
Average loans, net	113,267	137	9,558	34,393	380	—	157,735
Average core deposits	$151,409	1,226	10,754	14,744	1,284	—	179,417
FTE employees	35,300	12,404	3,842	4,229	23,190	—	78,965

(a)	Tax-equivalent.

(b)	The tax-equivalent amounts are eliminated herein in order for “Total” amounts to agree with amounts appearing in the Consolidated Statements of Income.

(Continued)

Table 5

BUSINESS SEGMENTS

	Six Months Ended
	June 30,
(Dollars in millions)	2004	2003
GENERAL BANK COMBINED (a)
Net interest income (b)	$3,758	3,556
Fee and other income	1,169	1,128
Intersegment revenue	78	84

Total revenue (b)	5,005	4,768
Provision for credit losses	133	205
Noninterest expense	2,611	2,590
Income taxes	800	700
Tax-equivalent adjustment	21	20

Segment earnings	$1,440	1,253

Economic profit	$1,081	901
Risk adjusted return on capital	51.98%	43.00
Economic capital, average	$5,307	5,677
Cash overhead efficiency ratio (b)	52.17%	54.32
Lending commitments	$73,372	63,712
Average loans, net	120,075	112,205
Average core deposits	$163,736	148,634
FTE employees	34,487	35,300

COMMERCIAL
Net interest income (b)	$1,085	992
Fee and other income	221	174
Intersegment revenue	47	46

Total revenue (b)	1,353	1,212
Provision for credit losses	21	68
Noninterest expense	549	542
Income taxes	263	200
Tax-equivalent adjustment	21	20

Segment earnings	$499	382

Economic profit	$314	195
Risk adjusted return on capital	39.06%	26.34
Economic capital, average	$2,254	2,559
Cash overhead efficiency ratio (b)	40.56%	44.71
Average loans, net	$50,903	50,214
Average core deposits	$36,224	27,840

RETAIL AND SMALL BUSINESS
Net interest income (b)	$2,673	2,564
Fee and other income	948	954
Intersegment revenue	31	38

Total revenue (b)	3,652	3,556
Provision for credit losses	112	137
Noninterest expense	2,062	2,048
Income taxes	537	500
Tax-equivalent adjustment	—	—

Segment earnings	$941	871

Economic profit	$767	706
Risk adjusted return on capital	61.52%	56.69
Economic capital, average	$3,053	3,118
Cash overhead efficiency ratio (b)	56.48%	57.59
Average loans, net	$69,172	61,991
Average core deposits	$127,512	120,794

(a)	General Bank Combined represents the consolidation of the General Bank’s Commercial, and Retail and Small Business lines of business.

(b)	Tax-equivalent.

(Continued)

Table 5

BUSINESS SEGMENTS

	Six Months Ended
	June 30,
(Dollars in millions)	2004	2003
CAPITAL MANAGEMENT COMBINED (a)
Net interest income (b)	$249	75
Fee and other income	2,595	1,560
Intersegment revenue	(25)	(35)

Total revenue (b)	2,819	1,600
Provision for credit losses	—	—
Noninterest expense	2,373	1,327
Income taxes	162	100
Tax-equivalent adjustment	—	—

Segment earnings	$284	173

Economic profit	$209	135
Risk adjusted return on capital	41.75%	50.16
Economic capital, average	$1,370	695
Cash overhead efficiency ratio (b)	84.17%	82.98
Average loans, net	$197	133
Average core deposits	$21,546	1,254
FTE employees	19,461	12,404
Assets under management	$247,585	238,637

RETAIL BROKERAGE SERVICES
Net interest income (b)	$228	62
Fee and other income	2,049	1,109
Intersegment revenue	(25)	(34)

Total revenue (b)	2,252	1,137
Provision for credit losses	—	—
Noninterest expense	1,940	963
Income taxes	112	63
Tax-equivalent adjustment	—	—

Segment earnings	$200	111

Economic profit	$136	82
Risk adjusted return on capital	34.33%	42.52
Economic capital, average	$1,173	525
Cash overhead efficiency ratio (b)	86.06%	84.66
Average loans, net	$1	2
Average core deposits	$20,164	194

(a)	Capital Management Combined represents the consolidation of Capital Management’s Retail Brokerage Services, Asset Management, and Other, which primarily serves to eliminate intersegment revenue.

(b)	Tax-equivalent.

(Continued)

Table 5

BUSINESS SEGMENTS

	Six Months Ended
	June 30,
(Dollars in millions)	2004	2003
ASSET MANAGEMENT
Net interest income (b)	$20	11
Fee and other income	556	469
Intersegment revenue	—	—

Total revenue (b)	576	480
Provision for credit losses	—	—
Noninterest expense	453	386
Income taxes	45	35
Tax-equivalent adjustment	—	—

Segment earnings	$78	59

Economic profit	$67	50
Risk adjusted return on capital	78.40%	69.44
Economic capital, average	$200	173
Cash overhead efficiency ratio (b)	78.73%	80.48
Average loans, net	$196	131
Average core deposits	$1,382	1,060

OTHER
Net interest income (b)	$1	2
Fee and other income	(10)	(18)
Intersegment revenue	—	(1)

Total revenue (b)	(9)	(17)
Provision for credit losses	—	—
Noninterest expense	(20)	(22)
Income taxes	5	2
Tax-equivalent adjustment	—	—

Segment earnings	$6	3

Economic profit	$6	3
Risk adjusted return on capital	—%	—
Economic capital, average	$(3)	(3)
Cash overhead efficiency ratio (b)	—%	—
Average loans, net	$—	—
Average core deposits	$—	—

(Continued)

Table 5

BUSINESS SEGMENTS

	Six Months Ended
	June 30,
(Dollars in millions)	2004	2003
WEALTH MANAGEMENT
Net interest income (a)	$233	206
Fee and other income	290	265
Intersegment revenue	4	3

Total revenue (a)	527	474
Provision for credit losses	—	9
Noninterest expense	372	352
Income taxes	56	42
Tax-equivalent adjustment	—	—

Segment earnings	$99	71

Economic profit	$69	48
Risk adjusted return on capital	47.95%	37.90
Economic capital, average	$374	360
Cash overhead efficiency ratio (a)	70.65%	74.27
Lending commitments	$4,445	3,678
Average loans, net	10,422	9,435
Average core deposits	$11,760	10,629
FTE employees	3,674	3,842

(a)	Tax-equivalent.

(Continued)

Table 5

BUSINESS SEGMENTS

	Six Months Ended
	June 30,
(Dollars in millions)	2004	2003
CORPORATE AND INVESTMENT
BANK COMBINED (a)
Net interest income (b)	$1,204	1,152
Fee and other income	1,459	1,102
Intersegment revenue	(57)	(51)

Total revenue (b)	2,606	2,203
Provision for credit losses	(30)	205
Noninterest expense	1,233	1,110
Income taxes	453	269
Tax-equivalent adjustment	63	62

Segment earnings	$887	557

Economic profit	$554	259
Risk adjusted return on capital	34.38%	19.52
Economic capital, average	$4,765	6,140
Cash overhead efficiency ratio (b)	47.32%	50.43
Lending commitments	$75,295	72,275
Average loans, net	29,803	35,134
Average core deposits	$17,760	14,389
FTE employees	4,525	4,229

CORPORATE LENDING
Net interest income (b)	$568	607
Fee and other income	367	288
Intersegment revenue	11	7

Total revenue (b)	946	902
Provision for credit losses	(31)	207
Noninterest expense	251	242
Income taxes	271	170
Tax-equivalent adjustment	—	1

Segment earnings	$455	282

Economic profit	$251	108
Risk adjusted return on capital	30.46%	16.56
Economic capital, average	$2,591	3,927
Cash overhead efficiency ratio (b)	26.50%	26.83
Average loans, net	$23,320	29,676
Average core deposits	$798	1,272

GLOBAL TREASURY AND TRADE FINANCE
Net interest income (b)	$172	153
Fee and other income	359	350
Intersegment revenue	(53)	(43)

Total revenue (b)	478	460
Provision for credit losses	—	(6)
Noninterest expense	332	342
Income taxes	53	46
Tax-equivalent adjustment	—	—

Segment earnings	$93	78

Economic profit	$78	54
Risk adjusted return on capital	78.21%	49.84
Economic capital, average	$233	282
Cash overhead efficiency ratio (b)	69.41%	74.43
Average loans, net	$4,632	3,604
Average core deposits	$11,461	9,009

(a)	Corporate and Investment Bank Combined represents the consolidation of the Corporate and Investment Bank’s Corporate Lending, Global Treasury and Trade Finance, Investment Banking, and Principal Investing lines of business.

(b)	Tax-equivalent.

(Continued)

Table 5

BUSINESS SEGMENTS

	Six Months Ended
	June 30,
(Dollars in millions)	2004	2003
INVESTMENT BANKING
Net interest income (b)	$475	391
Fee and other income	680	565
Intersegment revenue	(15)	(15)

Total revenue (b)	1,140	941
Provision for credit losses	1	3
Noninterest expense	632	505
Income taxes	120	98
Tax-equivalent adjustment	63	61

Segment earnings	$324	274

Economic profit	$249	221
Risk adjusted return on capital	51.72%	53.03
Economic capital, average	$1,230	1,060
Cash overhead efficiency ratio (b)	55.51%	53.79
Average loans, net	$1,851	1,852
Average core deposits	$5,501	4,108

PRINCIPAL INVESTING
Net interest income (b)	$(11)	1
Fee and other income	53	(101)
Intersegment revenue	—	—

Total revenue (b)	42	(100)
Provision for credit losses	—	1
Noninterest expense	18	21
Income taxes (benefits)	9	(45)
Tax-equivalent adjustment	—	—

Segment earnings (loss)	$15	(77)

Economic profit	$(24)	(124)
Risk adjusted return on capital	4.33%	(17.72)
Economic capital, average	$711	871
Cash overhead efficiency ratio (b)	n/m %	n/m
Average loans, net	$—	2
Average core deposits	$—	—

(Continued)

Table 5

BUSINESS SEGMENTS

	Six Months Ended
	June 30,
(Dollars in millions)	2004	2003
PARENT
Net interest income (a)	$382	215
Fee and other income	(157)	169
Intersegment revenue	—	(1)

Total revenue (a)	225	383
Provision for credit losses	2	—
Noninterest expense	353	367
Minority interest	149	25
Income tax benefits	(210)	(159)
Tax-equivalent adjustment	43	45

Segment earnings (loss)	$(112)	105

Economic profit	$(105)	129
Risk adjusted return on capital	0.93%	21.57
Economic capital, average	$2,109	2,452
Cash overhead efficiency ratio (a)	59.55%	24.97
Lending commitments	$328	524
Average loans, net	915	942
Average core deposits	$1,439	1,314
FTE employees	22,895	23,190

(a)	Tax-equivalent.

(Continued)

Table 5

BUSINESS SEGMENTS

	Six Months Ended June 30, 2004
						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (b)	Total
CONSOLIDATED
Net interest income (a)	$3,758	249	233	1,204	382	(127)	5,699
Fee and other income	1,169	2,595	290	1,459	(157)	—	5,356
Intersegment revenue	78	(25)	4	(57)	—	—	—

Total revenue (a)	5,005	2,819	527	2,606	225	(127)	11,055
Provision for credit losses	133	—	—	(30)	2	—	105
Noninterest expense	2,611	2,373	372	1,233	353	201	7,143
Minority interest	—	—	—	—	149	(47)	102
Income taxes (benefits)	800	162	56	453	(210)	(59)	1,202
Tax-equivalent adjustment	21	—	—	63	43	(127)	—

Net income (loss)	$1,440	284	99	887	(112)	(95)	2,503

Economic profit	$1,081	209	69	554	(105)	—	1,808
Risk adjusted return on capital	51.98%	41.75	47.95	34.38	0.93	—	37.11
Economic capital, average	$5,307	1,370	374	4,765	2,109	—	13,925
Cash overhead efficiency ratio (a)	52.17%	84.17	70.65	47.32	59.55	—	60.13
Lending commitments	$73,372	—	4,445	75,295	328	—	153,440
Average loans, net	120,075	197	10,422	29,803	915	—	161,412
Average core deposits	$163,736	21,546	11,760	17,760	1,439	—	216,241
FTE employees	34,487	19,461	3,674	4,525	22,895	—	85,042

	Six Months Ended June 30, 2003
						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(Dollars in millions)	Bank	Management	Management	Bank	Parent	Expenses (b)	Total
CONSOLIDATED
Net interest income (a)	$3,556	75	206	1,152	215	(127)	5,077
Fee and other income	1,128	1,560	265	1,102	169	—	4,224
Intersegment revenue	84	(35)	3	(51)	(1)	—	—

Total revenue (a)	4,768	1,600	474	2,203	383	(127)	9,301
Provision for credit losses	205	—	9	205	—	—	419
Noninterest expense	2,590	1,327	352	1,110	367	160	5,906
Minority interest	—	—	—	—	25	—	25
Income taxes (benefits)	700	100	42	269	(159)	(60)	892
Tax-equivalent adjustment	20	—	—	62	45	(127)	—

Net income	1,253	173	71	557	105	(100)	2,059
Dividends on preferred stock	—	—	—	—	5	—	5

Net income available to common stockholders	$1,253	173	71	557	100	(100)	2,054

Economic profit	$901	135	48	259	129	—	1,472
Risk adjusted return on capital	43.00%	50.16	37.90	19.52	21.57	—	30.37
Economic capital, average	$5,677	695	360	6,140	2,452	—	15,324
Cash overhead efficiency ratio (a)	54.32%	82.98	74.27	50.43	24.97	—	58.07
Lending commitments	$63,712	—	3,678	72,275	524	—	140,189
Average loans, net	112,205	133	9,435	35,134	942	—	157,849
Average core deposits	$148,634	1,254	10,629	14,389	1,314	—	176,220
FTE employees	35,300	12,404	3,842	4,229	23,190	—	78,965

(a)	Tax-equivalent.

(b)	The tax-equivalent amounts are eliminated herein in order for “Total” amounts to agree with amounts appearing in the Consolidated Statements of Income.

Table 6

NET TRADING REVENUE — INVESTMENT BANKING (a)

	2004		2003
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Net interest income (Tax-equivalent)	$140	143	130	107	122
Trading accounts profits (losses)	47	91	20	(30)	67
Other fee income	67	64	68	67	58

Total net trading revenue (Tax-equivalent)	$254	298	218	144	247

(a) Certain amounts presented in periods prior to the second quarter of 2004 have been reclassified to conform to the presentation in the second quarter of 2004.

Table 7

SELECTED RATIOS

	Six Months Ended
	June 30,			2004		2003
				Second	First	Fourth	Third	Second
	2004		2003	Quarter	Quarter	Quarter	Quarter	Quarter
PERFORMANCE RATIOS (a)
Assets to stockholders’ equity (b)	12.41	X	10.55	12.65	12.18	12.10	11.78	10.57
Return on assets	1.24%		1.22	1.22	1.26	1.12	1.16	1.21
Return on common stockholders’ equity	15.43		12.86	15.49	15.37	13.58	13.71	12.78
Return on total stockholders’ equity	15.43%		12.89	15.49	15.37	13.58	13.71	12.79

DIVIDEND PAYOUT RATIOS
Common shares	42.33%		35.95	42.11	42.55	42.17	42.17	37.66
Preferred and common shares	42.33%		36.17	42.11	42.55	42.17	42.17	37.90

(a) Based on average balances and net income.

(b) Certain amounts presented in periods prior to the second quarter of 2004 have been reclassified to conform to the presentation in the second quarter of 2004.

Table 8

TRADING ACCOUNT ASSETS AND LIABILITIES

	2004		2003
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
TRADING ACCOUNT ASSETS
U.S. Treasury	$3,682	2,417	1,460	1,604	2,832
U.S. Government agencies	3,118	3,483	3,653	2,912	3,203
State, county and municipal	1,000	592	734	647	248
Mortgage-backed securities	4,942	1,844	4,009	3,185	7,439
Other asset-backed securities	6,328	6,181	4,748	4,115	3,351
Corporate bonds and debentures	4,780	4,166	3,977	3,808	4,077
Derivative financial instruments	9,862	12,015	11,859	15,660	16,722
Sundry	5,947	6,195	4,274	4,461	2,564

Total trading account assets	$39,659	36,893	34,714	36,392	40,436

TRADING ACCOUNT LIABILITIES
Securities sold short	12,017	10,762	8,654	9,187	9,064
Derivative financial instruments	8,310	11,194	10,530	14,772	16,077

Total trading account liabilities	$20,327	21,956	19,184	23,959	25,141

Table 9

SECURITIES

	June 30, 2004

	1 Year	1-5	5-10	After 10		Gross Unrealized		Amortized	Average Maturity
(In millions)	or Less	Years	Years	Years	Total	Gains	Losses	Cost	in Years
MARKET VALUE
U.S. Treasury	$125	620	1,334	2	2,081	—	40	2,121	7.03
U.S. Government agencies	80	10,587	39,502	—	50,169	290	577	50,456	6.26
Asset-backed
Residual interests from securitizations	39	433	435	30	937	321	—	616	5.25
Retained bonds from securitizations	399	5,601	2,128	—	8,128	240	1	7,889	4.33
Collateralized mortgage obligations	1,602	9,778	427	—	11,807	31	39	11,815	2.79
Commercial mortgage-backed	105	4,376	4,070	—	8,551	435	50	8,166	5.37
Other	3,624	1,407	151	12	5,194	14	1	5,181	1.38
State, county and municipal	77	305	475	2,803	3,660	202	39	3,497	17.16
Sundry	332	6,230	3,052	2,793	12,407	101	89	12,395	7.83

Total market value	$6,383	39,337	51,574	5,640	102,934	1,634	836	102,136	5.94

MARKET VALUE
Debt securities	$6,383	39,337	51,574	4,356	101,650	1,610	836	100,876
Equity securities	—	—	—	1,284	1,284	24	—	1,260

Total market value	$6,383	39,337	51,574	5,640	102,934	1,634	836	102,136

AMORTIZED COST
Debt securities	$6,321	38,541	51,744	4,270	100,876
Equity securities	—	—	—	1,260	1,260

Total amortized cost	$6,321	38,541	51,744	5,530	102,136

WEIGHTED AVERAGE YIELD
U.S. Treasury	1.01%	2.66	4.41	5.13	3.70
U.S. Government agencies	5.76	4.37	5.06	—	4.92
Asset-backed
Residual interests from securitizations	20.59	37.36	23.92	14.93	30.86
Retained bonds from securitizations	7.17	4.78	2.02	—	4.16
Collateralized mortgage obligations	3.77	2.21	4.64	—	2.51
Commercial mortgage-backed	1.78	5.57	5.52	—	5.50
Other	2.20	1.81	3.65	10.62	2.15
State, county and municipal	8.72	9.28	9.65	7.24	7.73
Sundry	5.25	4.62	4.92	5.58	4.93
Consolidated	3.20%	4.25	5.06	6.46	4.72

     At June 30, 2004, all securities were classified as available for sale.

     Included in U.S. Government agencies are agency securities retained from the securitization of residential mortgage loans. These securities had an amortized cost and market value of $1.8 billion and $1.9 billion at June 30, 2004, respectively.
     Included in asset-backed securities are retained bonds primarily from the securitization of prime equity lines, residential mortgage, commercial real estate, SBA and student loans. At June 30, 2004, retained bonds with an amortized cost of $7.8 billion and a market value of $8.0 billion were considered investment grade based on external ratings. Retained bonds with an amortized cost and market value of $7.1 billion and $7.3 billion at June 30, 2004, respectively, had an external credit rating of AA and above.
     Securities with an aggregate amortized cost of $50.1 billion at June 30, 2004, are pledged to secure U.S. Government and other public deposits and for other purposes as required by various statutes or agreements.
     Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Average maturity excludes equity securities and money market funds.
     Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates.
     At June 30, 2004, there were forward commitments to purchase securities at a cost that approximates a market value of $3.7 billion. At June 30, 2004, there were commitments to sell securities at a cost that approximates a market value of $2.4 billion.
     Gross gains and losses realized on the sale of debt securities for the six months ended June 30, 2004, were $177 million and $217 million (including $23 million of impairment losses), respectively, and gross gains and losses realized on the sale of equity securities were $86 million and $8 million (including $8 million of impairment losses), respectively.

Table 10

LOANS — ON-BALANCE SHEET, AND MANAGED AND SERVICING PORTFOLIOS

	2004		2003
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
ON-BALANCE SHEET LOAN PORTFOLIO
COMMERCIAL
Commercial, financial and agricultural	$58,340	55,999	55,453	55,181	56,070
Real estate — construction and other	6,433	6,120	5,969	5,741	5,442
Real estate — mortgage	14,927	15,099	15,186	15,746	16,325
Lease financing	23,894	23,688	23,978	23,598	23,204
Foreign	8,075	7,054	6,880	6,815	6,622

Total commercial	111,669	107,960	107,466	107,081	107,663

CONSUMER
Real estate secured	53,759	51,207	50,726	51,516	47,853
Student loans	9,838	8,876	8,435	8,160	7,657
Installment loans	7,330	9,054	8,965	9,110	9,644

Total consumer	70,927	69,137	68,126	68,786	65,154

Total loans	182,596	177,097	175,592	175,867	172,817
Unearned income	9,679	9,794	10,021	9,942	9,984

Loans, net (On-balance sheet)	$172,917	167,303	165,571	165,925	162,833

MANAGED PORTFOLIO (a)
COMMERCIAL
On-balance sheet loan portfolio	$111,669	107,960	107,466	107,081	107,663
Securitized loans — off-balance sheet	1,868	1,927	2,001	2,071	2,126
Loans held for sale included in other assets	1,887	2,242	2,574	1,347	1,282

Total commercial	115,424	112,129	112,041	110,499	111,071

CONSUMER
Real estate secured
On-balance sheet loan portfolio	53,759	51,207	50,726	51,516	47,853
Securitized loans — off-balance sheet	7,194	8,218	8,897	10,192	9,944
Securitized loans included in securities	9,506	10,261	10,905	11,809	13,015
Loans held for sale included in other assets	14,003	11,607	9,618	8,368	8,223

Total real estate secured	84,462	81,293	80,146	81,885	79,035

Student
On-balance sheet loan portfolio	9,838	8,876	8,435	8,160	7,657
Securitized loans — off-balance sheet	612	1,532	1,658	1,786	1,947
Loans held for sale included in other assets	367	433	433	458	583

Total student	10,817	10,841	10,526	10,404	10,187

Installment
On-balance sheet loan portfolio	7,330	9,054	8,965	9,110	9,644
Securitized loans — off-balance sheet	1,794	—	—	—	—
Securitized loans included in securities	130	—	—	—	—

Total installment	9,254	9,054	8,965	9,110	9,644

Total consumer	104,533	101,188	99,637	101,399	98,866

Total managed portfolio	$219,957	213,317	211,678	211,898	209,937

SERVICING PORTFOLIO (b)
Commercial	$108,207	99,601	85,693	80,207	73,128
Consumer	$24,475	16,240	13,279	8,465	6,581

(a) The managed portfolio includes the on-balance sheet loan portfolio, loans securitized for which the retained interests are classified in securities on-balance sheet, loans held for sale that are classified in other assets on-balance sheet and the off-balance sheet portfolio of securitized loans sold, where we service the loans.

(b) The servicing portfolio consists of third party commercial and consumer loans for which our sole function is that of servicing the loans for the third parties.

Table 11

LOANS HELD FOR SALE

	2004		2003
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Balance, beginning of period	$14,282	12,625	10,173	10,088	7,461

CORE BUSINESS ACTIVITY (a)
Core business activity, beginning of period	14,183	12,504	9,897	9,762	6,937
Originations/purchases	10,165	6,978	8,343	9,271	9,729
Transfer to (from) loans held for sale, net	(124)	(92)	8	(783)	18
Lower of cost or market value adjustments	—	—	(8)	(7)	(6)
Performing loans sold or securitized	(5,879)	(3,770)	(4,484)	(7,253)	(6,171)
Nonperforming loans sold	—	(2)	(36)	(11)	—
Other, principally payments	(2,145)	(1,435)	(1,216)	(1,082)	(745)

Core business activity, end of period	16,200	14,183	12,504	9,897	9,762

PORTFOLIO MANAGEMENT ACTIVITY (a)
Portfolio management activity, beginning of period	99	121	276	326	524
Transfers to loans held for sale, net
Performing loans	16	50	29	81	83
Nonperforming loans	5	6	13	61	59
Lower of cost or market value adjustments	—	—	5	—	—
Performing loans sold	(43)	(60)	(108)	(102)	(220)
Nonperforming loans sold	(8)	(8)	(63)	(64)	(2)
Allowance for loan losses related to loans transferred to loans held for sale	(1)	(7)	(17)	(18)	(44)
Other, principally payments	(11)	(3)	(14)	(8)	(74)

Portfolio management activity, end of period	57	99	121	276	326

Balance, end of period (b)	$16,257	14,282	12,625	10,173	10,088

(a) Core business activity means we originate loans with the intent to sell them to third parties, and portfolio management activity means we look for market opportunities to reduce risk in the loan portfolio by transferring loans to loans held for sale.

(b) Nonperforming assets included in loans held for sale at June 30, and March 31, 2004, and at December 31, September 30, and June 30, 2003, were $68 million, $67 million, $82 million, $160 million and $167 million, respectively.

Table 12

ALLOWANCE FOR LOAN LOSSES AND NONPERFORMING ASSETS

	2004		2003
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
ALLOWANCE FOR LOAN LOSSES (a)
Balance, beginning of period	$2,338	2,348	2,474	2,510	2,553
Provision for credit losses	73	59	63	118	169
Provision for credit losses relating to loans transferred to other assets or sold	(9)	(8)	24	—	26
Allowance relating to loans acquired, transferred to other assets or sold	(3)	(9)	(57)	(22)	(69)
Net charge-offs	(68)	(52)	(156)	(132)	(169)

Balance, end of period	$2,331	2,338	2,348	2,474	2,510

as a % of loans, net	1.35%	1.40	1.42	1.49	1.54

as a % of nonaccrual and restructured loans (b)	270%	242	227	178	167

as a % of nonperforming assets (b)	241%	218	205	164	154

LOAN LOSSES
Commercial, financial and agricultural	$41	48	105	88	128
Commercial real estate - construction and mortgage	1	1	4	5	7
Consumer	66	86	106	106	91

Total loan losses	108	135	215	199	226

LOAN RECOVERIES
Commercial, financial and agricultural	23	57	37	45	37
Commercial real estate - construction and mortgage	—	2	2	1	1
Consumer	17	24	20	21	19

Total loan recoveries	40	83	59	67	57

Net charge-offs	$68	52	156	132	169

Commercial loan net charge-offs as % of average commercial loans, net (c)	0.08%	(0.05)	0.31	0.21	0.42
Consumer loan net charge-offs as % of average consumer loans, net (c)	0.28	0.36	0.50	0.51	0.44
Total net charge-offs as % of average loans, net (c)	0.17%	0.13	0.39	0.33	0.43

NONPERFORMING ASSETS
Nonaccrual loans
Commercial, financial and agricultural	$610	700	765	1,072	1,153
Commercial real estate - construction and mortgage	33	47	54	76	96
Consumer real estate secured	207	199	192	215	221
Installment loans	13	22	24	28	31

Total nonaccrual loans	863	968	1,035	1,391	1,501
Foreclosed properties (d)	104	103	111	116	130

Total nonperforming assets	$967	1,071	1,146	1,507	1,631

Nonperforming loans included in loans held for sale (e)	$68	67	82	160	167
Nonperforming assets included in loans and in loans held for sale	$1,035	1,138	1,228	1,667	1,798

as % of loans, net, and foreclosed properties (b)	0.56%	0.64	0.69	0.91	1.00

as % of loans, net, foreclosed properties and loans in other assets as held for sale (e)	0.55%	0.63	0.69	0.95	1.04

Accruing loans past due 90 days	$419	328	341	291	293

(a) As of June 30, 2004, Wachovia has reclassified its reserve for unfunded lending commitments from the allowance for loan losses to other liabilities. Amounts presented prior to the second quarter of 2004 have been reclassified to conform to the presentation in the second quarter of 2004. At June 30, 2004, the reserve for unfunded lending commitments was $146 million.

(b) These ratios do not include nonperforming loans included in loans held for sale.
(c) Annualized.
(d) Restructured loans are not significant.
(e) These ratios reflect nonperforming loans included in loans held for sale. Loans held for sale, which are included in other assets, are recorded at the lower of cost or market value, and accordingly, the amounts shown and included in the ratios are net of the transferred allowance for loan losses and the lower of cost or market value adjustments.

Table 13

NONACCRUAL LOAN ACTIVITY (a)

	2004		2003
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Balance, beginning of period	$968	1,035	1,391	1,501	1,622

Commercial nonaccrual loan activity
Commercial nonaccrual loans, beginning of period	747	819	1,148	1,249	1,371
New nonaccrual loans and advances	100	183	122	252	291
Gross charge-offs	(42)	(49)	(109)	(93)	(135)
Transfers to loans held for sale	(6)	(7)	—	(37)	(44)
Transfers to other real estate owned	(2)	—	(5)	—	(6)
Sales	(19)	(73)	(101)	(56)	(29)
Other, principally payments	(135)	(126)	(236)	(167)	(199)

Net commercial nonaccrual loan activity	(104)	(72)	(329)	(101)	(122)

Commercial nonaccrual loans, end of period	643	747	819	1,148	1,249

Consumer nonaccrual loan activity
Consumer nonaccrual loans, beginning of period	221	216	243	252	251
New nonaccrual loans, advances and other, net	(1)	5	13	15	22
Transfers to loans held for sale	—	—	(13)	(24)	(21)
Sales and securitizations	—	—	(27)	—	—

Net consumer nonaccrual loan activity	(1)	5	(27)	(9)	1

Consumer nonaccrual loans, end of period	220	221	216	243	252

Balance, end of period	$863	968	1,035	1,391	1,501

(a) Excludes nonaccrual loans included in loans held for sale and foreclosed properties.

Table 14

GOODWILL AND OTHER INTANGIBLE ASSETS

	2004		2003
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Goodwill	$11,481	11,233	11,149	11,094	10,907
Deposit base	568	659	757	863	977
Customer relationships	387	401	396	400	254
Tradename	90	90	90	90	90

Total goodwill and other intangible assets	$12,526	12,383	12,392	12,447	12,228

Table 15

DEPOSITS

	2004		2003
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
CORE DEPOSITS
Noninterest-bearing	$51,613	49,018	48,683	45,493	48,081
Savings and NOW accounts	71,696	68,858	63,011	52,520	52,765
Money market accounts	78,658	73,170	65,045	60,363	55,927
Other consumer time	26,237	26,908	27,921	29,140	30,620

Total core deposits	228,204	217,954	204,660	187,516	187,393
OTHER DEPOSITS
Foreign	7,412	6,709	9,151	8,589	6,561
Other time	7,764	7,675	7,414	7,390	7,338

Total deposits	$243,380	232,338	221,225	203,495	201,292

Table 16

TIME DEPOSITS IN AMOUNTS OF $100,000 OR MORE

(In millions)	June 30, 2004
MATURITY OF
3 months or less	$2,232
Over 3 months through 6 months	1,712
Over 6 months through 12 months	1,427
Over 12 months	4,745

Total time deposits in amounts of $100,000 or more	$10,116

Table 17

LONG-TERM DEBT

	2004		2003
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
NOTES AND DEBENTURES ISSUED BY THE PARENT COMPANY
Notes
3.50% to 7.70%, due 2004 to 2009	$7,007	8,015	6,757	7,057	6,500
Floating rate, due 2004 to 2007	990	990	490	490	840
Floating rate extendible, due 2005	10	10	10	10	10
Equity-linked, due 2005 to 2009	35	35	25	25	19
Subordinated notes
4.875% to 7.50%, due 2005 to 2014	4,479	4,478	3,622	3,630	3,639
8.00%, due 2009	149	149	149	149	149
6.605%, due 2025	250	250	250	250	250
6.30%, Putable/Callable, due 2028	200	200	200	200	200
Floating rate, due 2003	—	—	—	—	150
Subordinated debentures
6.55% to 7.574%, due 2026 to 2035	795	795	795	795	795
Hedge-related basis adjustments	385	847	728	911	1,123

Total notes and debentures issued by the Parent Company	14,300	15,769	13,026	13,517	13,675

NOTES ISSUED BY SUBSIDIARIES
Notes, primarily notes issued under global bank note programs, varying rates and terms to 2040	4,597	5,740	6,059	6,059	6,188
Subordinated notes
6.625% to 6.75%, due 2005 to 2006	375	375	375	575	575
Bank, 5.00% to 7.875%, due 2006 to 2036	3,047	3,047	3,047	3,047	2,547
7.80% to 7.95%, due 2006 to 2007	249	248	248	248	248
Floating rate, due 2013	417	417	417	417	—

Total notes issued by subsidiaries	8,685	9,827	10,146	10,346	9,558

OTHER DEBT
Trust preferred securities	—	—	3,022	3,022	3,021
Subordinated debentures
Floating rate, due 2026 to 2029	3,106	3,106	—	—	—
Collateralized notes, floating rate, due 2006 to 2007	4,420	4,420	4,420	4,420	4,420
4.556% auto securitization financing	—	1	2	3	13
Advances from the Federal Home Loan Bank	5,001	5,001	5,001	5,010	5,010
Preferred units - The Money Store, LLC	57	57	57	57	57
Capitalized leases	753	757	761	764	768
Mortgage notes and other debt of subsidiaries	568	9	9	14	17
Hedge-related basis adjustments	132	405	286	388	512

Total other debt	14,037	13,756	13,558	13,678	13,818

Total long-term debt	$37,022	39,352	36,730	37,541	37,051

Table 18

CHANGES IN STOCKHOLDERS’ EQUITY

	2004		2003
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Balance, beginning of period	$33,337	32,428	32,813	32,464	32,267

Comprehensive income
Net income	1,252	1,251	1,100	1,105	1,032
Net unrealized (loss) gain on debt and equity securities	(1,342)	485	(94)	(300)	78
Net unrealized gain (loss) on derivative financial instruments	99	(110)	(242)	(159)	(46)

Total comprehensive income	9	1,626	764	646	1,064
Purchases of common stock	(347)	(387)	(852)	(285)	(619)
Common stock issued for Stock options and restricted stock	198	270	128	124	139
Gain (loss) on subsidiary issuance of stock	—	—	(33)	257	—
Deferred compensation, net	(27)	(75)	67	73	4
Cash dividends
Preferred shares	—	—	—	—	(1)
Common shares	(524)	(525)	(459)	(466)	(390)

Balance, end of period	$32,646	33,337	32,428	32,813	32,464

Table 19

CAPITAL RATIOS

	2004		2003
	Second	First	Fourth	Third	Second
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter
CONSOLIDATED CAPITAL RATIOS (a)
Qualifying capital
Tier 1 capital	$24,747	24,389	23,863	23,828	22,270
Total capital	33,517	33,329	33,102	33,553	31,871
Adjusted risk-weighted assets	296,041	285,691	279,979	274,895	267,447
Adjusted leverage ratio assets	$397,514	385,192	375,447	363,303	328,483
Ratios
Tier 1 capital	8.36%	8.54	8.52	8.67	8.33
Total capital	11.32	11.67	11.82	12.21	11.92
Leverage	6.23	6.33	6.36	6.56	6.78
STOCKHOLDERS’ EQUITY TO ASSETS
Quarter-end	7.80	8.11	8.09	8.44	8.91
Average	7.91%	8.21	8.27	8.49	9.47

BANK CAPITAL RATIOS
Tier 1 capital
Wachovia Bank, National Association	7.83%	7.81	7.60	7.78	7.76
Wachovia Bank of Delaware, National Association	15.01	15.25	15.46	14.82	16.01
Total capital
Wachovia Bank, National Association	11.67	11.79	11.72	12.12	11.94
Wachovia Bank of Delaware, National Association	17.56	17.94	18.28	17.64	18.94
Leverage
Wachovia Bank, National Association	6.00	6.06	5.85	6.16	6.45
Wachovia Bank of Delaware, National Association	9.69%	10.30	9.72	10.57	11.83

(a) Risk-based capital ratio guidelines require a minimum ratio of tier 1 capital to risk-weighted assets of 4.00 percent and a minimum ratio of total capital to risk-weighted assets of 8.00 percent. The minimum leverage ratio of tier 1 capital to adjusted average quarterly assets is from 3.00 percent to 4.00 percent.

Table 20

RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS (a)

	June 30, 2004
	Notional	Gross Unrealized			In- effective-	Average Maturity in
(In millions)	Amount	Gains	Losses (f)	Equity (g)	ness (h)	Years (i)
ASSET HEDGES
Cash flow hedges (b)
Interest rate swaps–receive fixed	$35,277	1,470	(258)	744	(2)	5.14
Interest rate swaps–pay fixed	1,377	—	(122)	(76)	—	6.26
Interest rate options	16,500	16	(35)	(11)	—	1.61
Forward purchase commitments	2,285	24	—	15	—	0.11
Call options on Eurodollar futures	9,000	—	(5)	(3)	—	0.25
Futures	2,500	—	(1)	(1)	—	0.25
Fair value hedges (c)
Interest rate swaps–pay fixed	1,608	35	(4)	—	(10)	19.87
Forward sale commitments	2,805	—	(19)	—	(9)	0.14
Options	35	—	—	—	—	1.27

Total asset hedges	$71,387	1,545	(444)	668	(21)	3.53

LIABILITY HEDGES
Cash flow hedges (d)
Interest rate swaps–pay fixed	$48,031	329	(628)	(185)	2	3.99
Interest rate options	47,200	81	(460)	(233)	1	3.39
Put options on Eurodollar futures	6,000	4	—	2	—	0.25
Futures	13,975	3	(18)	(10)	—	0.25
Fair value hedges (e)
Interest rate swaps–receive fixed	17,112	829	(106)	—	—	4.07
Interest rate options	4,925	—	(1)	—	—	1.13

Total liability hedges	$137,243	1,246	(1,213)	(426)	3	3.15

     We use derivative contracts, primarily interest rate swaps, to manage exposure to interest rate risk. Derivatives used to protect against variability in the periodic payments associated with floating rate assets, liabilities or forecasted transactions are designated as cash flow hedges. Generally, receive-fixed swaps are used to hedge the variability associated with the floating rate loans we make; pay-fixed swaps are used to hedge the variability associated with our forecasted issuance of fixed rate short-term liabilities.

     Derivatives used to protect against changes in the fair value of fixed-rate assets and liabilities due to changes in interest rates are designated as fair value hedges. Generally, we use pay-fixed swaps to hedge the fair value of our fixed rate assets, principally available for sale securities, and we use receive-fixed swaps to hedge the fair value of our fixed rate liabilities, mainly debt. The following provides additional detail of our hedging relationships.

(a) Includes only derivative financial instruments related to interest rate risk management activities. All other derivative financial instruments are classified as trading.

(b) Receive-fixed interest rate swaps with a notional amount of $35.3 billion, of which $1.5 billion are forward-starting, and with pay rates based on one-to-six month LIBOR are primarily designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-to-six month LIBOR-indexed loans. Pay-fixed interest rate swaps with a notional amount of $1.4 billion and with receive rates based on one-month LIBOR are designated as cash flow hedges of available for sale securities. Net purchased option combinations including options on receive-fixed swaps, with a strike rate based on one-month or three-month LIBOR, have a notional amount of $16.5 billion and are primarily designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-month LIBOR-indexed loans. Forward purchase commitments of $1.0 billion and $1.3 billion are designated as cash flow hedges of the variability of the consideration to be paid on the forecasted purchase of available for sale securities and loans, respectively. Purchased call options on Eurodollar futures with a notional amount of $9.0 billion and a set strike rate, and Eurodollar futures with a notional amount of $2.5 billion are designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-to-three month LIBOR-indexed loans.

(c) Pay-fixed interest rate swaps with a notional amount of $1.6 billion and receive rates based on one-month LIBOR are designated as fair value hedges of available for sale securities. Forward sale commitments of $305 million are designated as fair value hedges of mortgage loans in the warehouse and forward sale commitments of $2.5 billion are designated as fair value hedges of available for sale securities.

(d) Derivatives with a notional amount of $106.1 billion are designated as cash flow hedges of the variability in cash flows attributable to the forecasted issuance of fixed rate short-term liabilities that are part of a rollover strategy, primarily repurchase agreements and deposit products. Of this amount, $14.0 billion are Eurodollar futures, $6.0 billion are purchased put options on Eurodollar futures with a set strike rate, $42.4 billion are pay-fixed interest rate swaps with receive rates based on one-to-three month LIBOR, of which $27.5 billion are forward-starting, and $40.9 billion are net purchased options on pay-fixed swaps with a strike based on three-month LIBOR. Interest rate collars with a notional amount of $2.8 billion that qualify as net purchased options also hedge the forecasted issuance of fixed rate short-term liabilities that are part of a rollover strategy, when three-month LIBOR is below the sold floor or between the purchased and written caps. Purchased options on pay-fixed swaps with a notional amount of $3.5 billion and pay-fixed interest rate swaps with a notional amount of $5.6 billion are designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of long-term debt.

(e) Receive-fixed interest rate swaps with a notional amount of $17.1 billion and with pay rates based primarily on one-to-six month LIBOR are designated as fair value hedges of fixed rate liabilities, primarily long-term debt and bank notes. Purchased interest rate options with a notional amount of $4.9 billion are designated as fair value hedges of embedded interest rate options in long-term debt.

(f) Represents the fair value of derivative financial instruments less accrued interest receivable or payable.

(g) At June 30, 2004, the net unrealized loss on derivatives included in accumulated other comprehensive income, which is a component of stockholders’ equity, was $30 million, net of income taxes. Of this net of tax amount, a $242 million gain represents the effective portion of the net gains (losses) on derivatives that qualify as cash flow hedges, and a $272 million loss relates to terminated and/or redesignated derivatives. At June 30, 2004, $163 million of net gains, net of income taxes, recorded in accumulated other comprehensive income are expected to be reclassified as interest income or expense during the next twelve months. The maximum length of time over which cash flow hedges are hedging the variability in future cash flows associated with the forecasted transactions is 21.85 years.

(h) In the six months ended June 30, 2004, losses in the amount of $18 million were recognized in other fee income representing the ineffective portion of the net gains (losses) on derivatives that qualify as cash flow and fair value hedges. In addition, net interest income for the six months ended June 30, 2004, was decreased by $3 million representing ineffectiveness of cash flow hedges caused by differences between the critical terms of the derivative and the hedged item, primarily differences in reset dates.

(i) Estimated maturity approximates average life.

Table 21

RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS - EXPECTED MATURITIES

	June 30, 2004
	1 Year	1-2	2-5	5-10	After 10
(In millions)	or Less	Years	Years	Years	Years	Total
CASH FLOW ASSET HEDGES
Notional amount - swaps-receive fixed	$1,370	1,477	13,179	19,251	—	35,277
Notional amount - swaps-pay fixed	—	1	240	1,098	38	1,377
Notional amount - other	$24,285	—	6,000	—	—	30,285
Weighted average receive rate (a)	6.58%	6.27	4.99	4.97	0.77	5.04
Weighted average pay rate (a)	1.53%	1.28	1.57	1.69	4.58	1.63
Unrealized gain (loss)	$27	38	487	540	(3)	1,089

FAIR VALUE ASSET HEDGES
Notional amount - swaps-pay fixed	$—	—	—	53	1,555	1,608
Notional amount - other	$2,805	35	—	—	—	2,840
Weighted average receive rate (a)	—%	—	—	1.33	0.77	0.79
Weighted average pay rate (a)	—%	—	—	5.12	3.70	3.74
Unrealized gain (loss)	$(19)	—	—	—	31	12

CASH FLOW LIABILITY HEDGES
Notional amount - swaps-pay fixed	$8,265	6,403	23,093	5,457	4,813	48,031
Notional amount - other	$25,780	7,895	25,500	8,000	—	67,175
Weighted average receive rate (a)	3.12%	1.53	1.49	1.34	1.21	2.06
Weighted average pay rate (a)	3.23%	2.80	7.17	6.59	6.09	4.59
Unrealized gain (loss)	$(178)	(125)	(66)	(202)	(118)	(689)

FAIR VALUE LIABILITY HEDGES
Notional amount - swaps-receive fixed	$1,650	3,050	9,140	2,250	1,022	17,112
Notional amount - other	$500	4,425	—	—	—	4,925
Weighted average receive rate (a)	7.08%	6.89	5.61	6.10	5.74	6.05
Weighted average pay rate (a)	1.98%	1.22	1.46	1.37	1.26	1.45
Unrealized gain (loss)	$28	133	366	145	50	722

(a) Weighted average receive and pay rates include the impact of currently effective interest rate swaps and basis swaps only and not the impact of forward-starting interest rate swaps. All the interest rate swaps have variable pay or receive rates based on one-to-six month LIBOR, and they are the pay or receive rates in effect at June 30, 2004.

Table 22

RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS ACTIVITY

	Asset	Liability
(In millions)	Hedges	Hedges	Total
Balance, December 31, 2003	$58,761	129,736	188,497
Additions	39,045	46,047	85,092
Maturities and amortizations	(18,245)	(35,507)	(53,752)
Terminations	(7,331)	(2,526)	(9,857)
Redesignations and transfers to trading account assets	(843)	(507)	(1,350)

Balance, June 30, 2004	$71,387	137,243	208,630

WACHOVIA CORPORATION AND SUBSIDIARIES
NET INTEREST INCOME SUMMARIES

	SECOND QUARTER 2004			FIRST QUARTER 2004
			Average			Average
		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
(In millions)	Balances	Expense	Paid	Balances	Expense	Paid
ASSETS
Interest-bearing bank balances	$4,015	11	1.13%	$3,237	10	1.18%
Federal funds sold and securities purchased under resale agreements	23,800	62	1.05	24,806	61	0.99
Trading account assets (a)	26,135	260	3.98	20,956	220	4.21
Securities (a)	100,209	1,196	4.77	98,222	1,221	4.97
Loans (a) (b)
Commercial
Commercial, financial and agricultural	56,648	599	4.25	55,476	576	4.18
Real estate — construction and other	6,309	56	3.56	6,022	53	3.52
Real estate — mortgage	15,029	158	4.21	15,241	160	4.23
Lease financing	7,011	180	10.28	6,945	183	10.52
Foreign	7,110	41	2.32	6,684	41	2.49

Total commercial	92,107	1,034	4.51	90,368	1,013	4.50

Consumer
Real estate secured	52,389	691	5.29	50,879	705	5.55
Student loans	9,941	90	3.63	8,908	78	3.53
Installment loans	9,205	126	5.48	9,026	130	5.80

Total consumer	71,535	907	5.08	68,813	913	5.32

Total loans	163,642	1,941	4.76	159,181	1,926	4.86

Loans held for sale (c)	15,603	161	4.12	12,759	131	4.12
Other earning assets (c)	11,443	82	2.91	11,159	84	3.02

Total earning assets excluding derivatives	344,847	3,713	4.32	330,320	3,653	4.43
Risk management derivatives (d)	—	371	0.43	—	408	0.50

Total earning assets including derivatives	344,847	4,084	4.75	330,320	4,061	4.93

Cash and due from banks	11,254			10,957
Other assets	54,973			57,411

Total assets	$411,074			$398,688

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits
Savings and NOW accounts	70,205	78	0.45	65,366	70	0.43
Money market accounts	76,850	172	0.90	69,208	154	0.90
Other consumer time	26,288	176	2.69	27,496	189	2.76
Foreign	7,110	20	1.14	7,673	22	1.17
Other time	7,773	34	1.76	7,676	34	1.75

Total interest-bearing deposits	188,226	480	1.03	177,419	469	1.06
Federal funds purchased and securities sold under repurchase agreements	46,620	116	1.00	48,353	124	1.03
Commercial paper	12,382	32	1.04	11,852	30	1.01
Securities sold short	10,571	73	2.78	8,412	47	2.25
Other short-term borrowings	6,013	11	0.80	6,436	10	0.59
Long-term debt	37,840	378	3.99	37,269	364	3.91

Total interest-bearing liabilities excluding derivatives	301,652	1,090	1.45	289,741	1,044	1.45
Risk management derivatives (d)	—	91	0.12	—	94	0.13

Total interest-bearing liabilities including derivatives	301,652	1,181	1.57	289,741	1,138	1.58

Noninterest-bearing deposits	50,466			46,603
Other liabilities	26,460			29,607
Stockholders’ equity	32,496			32,737

Total liabilities and stockholders’ equity	$411,074			$398,688

Interest income and rate earned — including derivatives		$4,084	4.75%		$4,061	4.93%
Interest expense and equivalent rate paid — including derivatives		1,181	1.38		1,138	1.38

Net interest income and margin — including derivatives		$2,903	3.37%		$2,923	3.55%

(a) Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates. Lease financing amounts include related deferred income taxes.

(b) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

FOURTH QUARTER 2003			THIRD QUARTER 2003			SECOND QUARTER 2003
		Average			Average			Average
	Interest	Rates		Interest	Rates		Interest	Rates
Average	Income/	Earned/	Average	Income/	Earned/	Average	Income/	Earned/
Balances	Expense	Paid	Balances	Expense	Paid	Balances	Expense	Paid

$2,569	7	1.17%	$4,342	14	1.27%	$4,751	16	1.34%
23,591	60	1.00	22,080	48	0.88	12,282	35	1.10
20,038	213	4.24	18,941	197	4.15	18,254	203	4.46
94,584	1,184	5.00	78,436	962	4.90	68,994	977	5.67

55,439	593	4.25	55,596	588	4.19	56,928	599	4.22
5,789	52	3.53	5,574	48	3.47	5,516	49	3.54
15,555	166	4.23	16,075	174	4.31	16,508	186	4.52
7,084	185	10.45	6,911	183	10.61	6,885	187	10.87
6,761	45	2.66	6,756	47	2.73	6,627	47	2.89

90,628	1,041	4.56	90,912	1,040	4.55	92,464	1,068	4.63

51,380	718	5.58	49,438	707	5.70	47,558	691	5.82
8,502	78	3.62	7,962	74	3.70	7,710	78	4.04
9,090	137	5.99	9,682	152	6.18	10,003	166	6.63

68,972	933	5.39	67,082	933	5.54	65,271	935	5.73

159,600	1,974	4.92	157,994	1,973	4.97	157,735	2,003	5.09

10,627	109	4.10	10,244	111	4.34	8,917	99	4.45
11,265	83	2.95	11,466	87	2.98	2,942	35	4.74

322,274	3,630	4.49	303,503	3,392	4.45	273,875	3,368	4.92
—	386	0.47	—	384	0.50	—	391	0.58

322,274	4,016	4.96	303,503	3,776	4.95	273,875	3,759	5.50

10,728			11,092			10,845
55,985			62,299			57,192

$388,987			$376,894			$341,912

56,755	58	0.40	52,570	52	0.39	52,196	71	0.55
63,202	141	0.89	58,576	126	0.85	53,302	156	1.18
28,456	200	2.80	29,814	217	2.89	31,330	243	3.09
10,648	31	1.13	7,581	22	1.17	6,841	24	1.44
7,520	33	1.77	7,099	33	1.80	7,542	35	1.88

166,581	463	1.10	155,640	450	1.15	151,211	529	1.40
55,378	133	0.95	46,359	114	0.98	37,957	139	1.47
11,670	31	1.06	11,978	32	1.05	2,381	5	0.80
7,970	50	2.48	8,850	57	2.58	8,121	58	2.84
6,551	9	0.53	7,136	15	0.87	3,590	8	0.88
35,855	357	3.97	36,388	365	4.02	35,751	366	4.10

284,005	1,043	1.46	266,351	1,033	1.54	239,011	1,105	1.85
—	31	0.04	—	26	0.04	—	51	0.09

284,005	1,074	1.50	266,351	1,059	1.58	239,011	1,156	1.94

45,696			44,755			42,589
27,145			33,803			27,950
32,141			31,985			32,362

$388,987			$376,894			$341,912

	$4,016	4.96%		$3,776	4.95%		$3,759	5.50%
	1,074	1.32		1,059	1.38		1,156	1.69

	$2,942	3.64%		$2,717	3.57%		$2,603	3.81%

(c) Amounts presented prior to the second quarter of 2004 have been reclassified to conform to the presentation in the second quarter of 2004.

(d) The rates earned and the rates paid on risk management derivatives are based on off-balance sheet notional amounts. The fair value of these instruments is included in other assets and other liabilities.

WACHOVIA CORPORATION AND SUBSIDIARIES

NET INTEREST INCOME SUMMARIES (a)

	SIX MONTHS ENDED 2004			SIX MONTHS ENDED 2003
			Average			Average
		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
(In millions)	Balances	Expense	Paid	Balances	Expense	Paid
ASSETS
Interest-bearing bank balances	$3,626	21	1.15%	$4,222	29	1.38%
Federal funds sold and securities purchased under resale agreements	24,303	123	1.02	10,624	64	1.20
Trading account assets (b)	23,546	480	4.08	17,281	404	4.70
Securities (b)	99,216	2,417	4.87	70,546	1,997	5.67
Loans (b) (c)
Commercial
Commercial, financial and agricultural	56,062	1,175	4.21	57,302	1,209	4.25
Real estate - construction and other	6,166	109	3.54	5,100	90	3.55
Real estate - mortgage	15,135	318	4.22	16,972	380	4.51
Lease financing	6,978	363	10.40	6,831	371	10.87
Foreign	6,897	82	2.40	6,545	97	3.00

Total commercial	91,238	2,047	4.51	92,750	2,147	4.66

Consumer
Real estate secured	51,634	1,396	5.42	47,354	1,399	5.92
Student loans	9,425	168	3.58	7,601	153	4.06
Installment loans	9,115	256	5.64	10,144	341	6.78

Total consumer	70,174	1,820	5.20	65,099	1,893	5.84

Total loans	161,412	3,867	4.81	157,849	4,040	5.15

Loans held for sale	14,181	292	4.12	7,763	175	4.51
Other earning assets	11,299	166	2.96	2,965	73	5.00

Total earning assets excluding derivatives	337,583	7,366	4.37	271,250	6,782	5.02
Risk management derivatives (d)	—	779	0.47	—	762	0.57

Total earning assets including derivatives	337,583	8,145	4.84	271,250	7,544	5.59

Cash and due from banks	11,105			10,866
Other assets	56,193			57,590

Total assets	$404,881			$339,706

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits
Savings and NOW accounts	67,786	148	0.44	51,545	150	0.59
Money market accounts	73,029	326	0.90	50,659	298	1.19
Other consumer time	26,891	365	2.73	31,997	506	3.18
Foreign	7,392	42	1.16	7,071	51	1.46
Other time	7,724	68	1.76	8,096	77	1.93

Total interest-bearing deposits	182,822	949	1.04	149,368	1,082	1.46
Federal funds purchased and securities sold under repurchase agreements	47,486	240	1.02	37,676	278	1.49
Commercial paper	12,117	62	1.03	2,492	9	0.75
Securities sold short	9,491	120	2.54	7,431	102	2.76
Other short-term borrowings	6,225	21	0.69	3,458	16	0.89
Long-term debt	37,555	742	3.95	37,240	754	4.05

Total interest-bearing liabilities excluding derivatives	295,696	2,134	1.45	237,665	2,241	1.90
Risk management derivatives (d)	—	185	0.13	—	99	0.08

Total interest-bearing liabilities including derivatives	295,696	2,319	1.58	237,665	2,340	1.98

Noninterest-bearing deposits	48,535			42,019
Other liabilities	28,034			27,814
Stockholders’ equity	32,616			32,208

Total liabilities and stockholders’ equity	$404,881			$339,706

Interest income and rate earned - including derivatives		$8,145	4.84%		$7,544	5.59%
Interest expense and equivalent rate paid - including derivatives		2,319	1.38		2,340	1.74

Net interest income and margin - including derivatives		$5,826	3.46%		$5,204	3.85%

     (a) Certain amounts presented in 2003 have been reclassified to conform to the presentation in 2004.

     (b) Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates. Lease financing amounts include related deferred income taxes.

     (c) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

     (d) The rates earned and the rates paid on risk management derivatives are based on off-balance sheet notional amounts. The fair value of these instruments is included in other assets and other liabilities.

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	2004		2003
	Second	First	Fourth	Third	Second
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter
ASSETS
Cash and due from banks	$10,701	10,564	11,479	11,178	13,088
Interest-bearing bank balances	2,059	5,881	2,308	3,664	7,539
Federal funds sold and securities purchased under resale agreements (carrying amount of collateral held $9,274 at June 30, 2004, $3,811 repledged)	21,970	23,845	24,725	22,491	13,854

Total cash and cash equivalents	34,730	40,290	38,512	37,333	34,481

Trading account assets	39,659	36,893	34,714	36,392	40,436
Securities	102,934	104,203	100,445	87,176	73,764
Loans, net of unearned income	172,917	167,303	165,571	165,925	162,833
Allowance for loan losses	(2,331)	(2,338)	(2,348)	(2,474)	(2,510)

Loans, net (a)	170,586	164,965	163,223	163,451	160,323

Premises and equipment	4,522	4,620	4,619	4,746	4,635
Due from customers on acceptances	703	605	854	732	1,074
Goodwill	11,481	11,233	11,149	11,094	10,907
Other intangible assets	1,045	1,150	1,243	1,353	1,321
Other assets	52,781	47,181	46,429	46,647	37,538

Total assets (a)	$418,441	411,140	401,188	388,924	364,479

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing deposits	51,613	49,018	48,683	45,493	48,081
Interest-bearing deposits	191,767	183,320	172,542	158,002	153,211

Total deposits	243,380	232,338	221,225	203,495	201,292
Short-term borrowings	66,360	65,452	71,290	65,474	49,123
Bank acceptances outstanding	708	613	876	743	1,078
Trading account liabilities	20,327	21,956	19,184	23,959	25,141
Other liabilities (a)	15,321	15,564	16,945	22,800	17,481
Long-term debt	37,022	39,352	36,730	37,541	37,051

Total liabilities (a)	383,118	375,275	366,250	354,012	331,166

Minority interest in net assets of consolidated subsidiaries	2,677	2,528	2,510	2,099	849

STOCKHOLDERS’ EQUITY
Dividend Equalization Preferred shares, no par value, 97 million shares issued and outstanding at June 30, 2004	—	—	—	—	—
Common stock, $3.33-1/3 par value; authorized 3 billion shares, outstanding 1.309 billion shares at June 30, 2004	4,365	4,372	4,374	4,427	4,440
Paid-in capital	17,920	17,869	17,811	17,882	17,784
Retained earnings	9,890	9,382	8,904	8,829	8,106
Accumulated other comprehensive income, net	471	1,714	1,339	1,675	2,134

Total stockholders’ equity	32,646	33,337	32,428	32,813	32,464

Total liabilities and stockholders’ equity (a)	$418,441	411,140	401,188	388,924	364,479

(a) As of June 30, 2004, Wachovia has reclassified its reserve for unfunded lending commitments from the allowance for loan losses to other liabilities. Amount presented prior to the second quarter of 2004 have been reclassified to conform to the presentation in the second quarter of 2004.

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	2004		2003
	Second	First	Fourth	Third	Second
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter
INTEREST INCOME
Interest and fees on loans	$2,316	2,335	2,357	2,352	2,391
Interest and dividends on securities	1,110	1,141	1,104	885	900
Trading account interest	237	197	189	174	182
Other interest income	356	326	301	301	223

Total interest income	4,019	3,999	3,951	3,712	3,696

INTEREST EXPENSE
Interest on deposits	654	648	568	534	619
Interest on short-term borrowings	316	299	311	317	303
Interest on long-term debt	211	191	195	208	234

Total interest expense	1,181	1,138	1,074	1,059	1,156

Net interest income	2,838	2,861	2,877	2,653	2,540
Provision for credit losses	61	44	86	81	195

Net interest income after provision for credit losses	2,777	2,817	2,791	2,572	2,345

FEE AND OTHER INCOME
Service charges	489	471	436	439	426
Other banking fees	293	259	241	257	248
Commissions	682	792	778	765	468
Fiduciary and asset management fees	675	679	672	662	474
Advisory, underwriting and other investment banking fees	197	192	213	191	220
Trading account profits (losses)	39	74	5	(46)	49
Principal investing	15	38	(13)	(25)	(57)
Securities gains (losses)	36	2	(24)	22	10
Other income	173	250	296	351	320

Total fee and other income	2,599	2,757	2,604	2,616	2,158

NONINTEREST EXPENSE
Salaries and employee benefits	2,164	2,182	2,152	2,109	1,748
Occupancy	224	229	244	220	190
Equipment	253	259	285	264	238
Advertising	48	48	56	38	34
Communications and supplies	157	151	156	159	140
Professional and consulting fees	126	109	146	109	105
Other intangible amortization	107	112	120	127	131
Merger-related and restructuring expenses	102	99	135	148	96
Sundry expense	306	467	472	396	319

Total noninterest expense	3,487	3,656	3,766	3,570	3,001

Minority interest in income of consolidated subsidiaries	45	57	63	55	16

Income before income taxes and cumulative effect of a change in accounting principle	1,844	1,861	1,566	1,563	1,486
Income taxes	592	610	466	475	454

Income before cumulative effect of a change in accounting principle	1,252	1,251	1,100	1,088	1,032
Cumulative effect of a change in accounting principle, net of income taxes	—	—	—	17	—

Net income	1,252	1,251	1,100	1,105	1,032
Dividends on preferred stock	—	—	—	—	1

Net income available to common stockholders	$1,252	1,251	1,100	1,105	1,031

PER COMMON SHARE DATA
Basic
Income before change in accounting principle	$0.96	0.96	0.84	0.83	0.77
Net income	0.96	0.96	0.84	0.84	0.77
Diluted
Income before change in accounting principle	0.95	0.94	0.83	0.82	0.77
Net income	0.95	0.94	0.83	0.83	0.77
Cash dividends	$0.40	0.40	0.35	0.35	0.29
AVERAGE COMMON SHARES
Basic	1,300	1,302	1,311	1,321	1,333
Diluted	1,320	1,326	1,332	1,338	1,346

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Six Months Ended
	June 30,
(In millions, except per share data)	2004	2003
INTEREST INCOME (a)
Interest and fees on loans	$4,651	4,798
Interest and dividends on securities	2,251	1,839
Trading account interest	434	361
Other interest income	682	419

Total interest income	8,018	7,417

INTEREST EXPENSE (a)
Interest on deposits	1,302	1,258
Interest on short-term borrowings	615	591
Interest on long-term debt	402	491

Total interest expense	2,319	2,340

Net interest income	5,699	5,077
Provision for credit losses	105	419

Net interest income after provision for credit losses	5,594	4,658

FEE AND OTHER INCOME (a)
Service charges	960	856
Other banking fees	552	481
Commissions	1,474	886
Fiduciary and asset management fees	1,354	943
Advisory, underwriting and other investment banking fees	389	365
Trading account profits	113	126
Principal investing	53	(101)
Securities gains	38	47
Other income	423	621

Total fee and other income	5,356	4,224

NONINTEREST EXPENSE (a)
Salaries and employee benefits	4,346	3,447
Occupancy	453	387
Equipment	512	472
Advertising	96	66
Communications and supplies	308	283
Professional and consulting fees	235	205
Other intangible amortization	219	271
Merger-related and restructuring expenses	201	160
Sundry expense	773	615

Total noninterest expense	7,143	5,906

Minority interest in income of consolidated subsidiaries	102	25

Income before income taxes	3,705	2,951
Income taxes (a)	1,202	892

Net income	2,503	2,059
Dividends on preferred stock	—	5

Net income available to common stockholders	$2,503	2,054

PER COMMON SHARE DATA
Basic earnings	$1.92	1.54
Diluted earnings	1.89	1.53
Cash dividends	$0.80	0.55
AVERAGE COMMON SHARES
Basic	1,301	1,334
Diluted	1,323	1,346

(a)	Certain amounts presented in 2003 have been reclassified to conform to the presentation in 2004.

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
(In millions)	2004	2003
OPERATING ACTIVITIES
Net income	$2,503	2,059
Adjustments to reconcile net income to net cash provided (used) by operating activities
Accretion and amortization of securities discounts and premiums, net	115	132
Provision for credit losses	105	419
Securitization transactions	(28)	(220)
Gain on sale of mortgage servicing rights	(23)	(61)
Securities transactions	(38)	(47)
Depreciation and other amortization	704	740
Trading account assets, net	(4,945)	(7,281)
Mortgage loans held for resale	(301)	26
Loss on sales of premises and equipment	90	20
Contribution to qualified pension plan	(253)	(418)
Other assets, net	(5,109)	(7,540)
Trading account liabilities, net	1,143	2,241
Minority interest	—	300
Other liabilities, net	(1,628)	4,475

Net cash used by operating activities	(7,665)	(5,155)

INVESTING ACTIVITIES
Increase (decrease) in cash realized from
Sales of securities	28,083	12,115
Maturities of securities	16,402	14,402
Purchases of securities	(48,276)	(24,435)
Origination of loans, net	(7,457)	(379)
Sales of premises and equipment	26	762
Purchases of premises and equipment	(356)	(873)
Goodwill and other intangible assets	(353)	(65)
Purchase of bank-owned separate account life insurance	(129)	(123)

Net cash provided (used) by investing activities	(12,060)	1,404

FINANCING ACTIVITIES
Increase (decrease) in cash realized from
Increase in deposits, net	22,155	9,774
Securities sold under repurchase agreements and other short-term borrowings, net	(4,930)	7,950
Issuances of long-term debt	2,933	660
Payments of long-term debt	(2,641)	(3,271)
Issuances of common stock	209	48
Purchases of common stock	(734)	(1,120)
Cash dividends paid	(1,049)	(745)

Net cash provided by financing activities	15,943	13,296

Increase (decrease) in cash and cash equivalents	(3,782)	9,545
Cash and cash equivalents, beginning of year	38,512	24,936

Cash and cash equivalents, end of period	$34,730	34,481

NONCASH ITEMS
Transfer to securities from loans	$154	—
Transfer to other assets from loans, net	$(139)	343